Exhibit (a)(1)

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
          (including the Associated Preferred Stock Purchase Rights)
                                      of
                           ARV Assisted Living, Inc.
                                      at
                             $17.50 Net Per Share
                                      by
                                  EMAC Corp.,
                         a wholly owned subsidiary of
                             Emeritus Corporation

-------------------------------------------------------------------------
    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM, NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 21, 1998, UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------

               THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OR, WHERE APPLICABLE, WAIVER OF THE FOLLOWING CONDITIONS: (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES WHICH, TOGETHER WITH SHARES OWNED BY EMAC CORP. (THE "PURCHASER") AND ITS AFFILIATES, WILL CONSTITUTE AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES OF ARV ASSISTED LIVING, INC. (THE "COMPANY") ON A FULLY DILUTED BASIS (EXCLUSIVE OF ANY SHARES ISSUABLE UPON CONVERSION OF THE COMPANY'S 6-3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2006) AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT BY THE PURCHASER PURSUANT TO THE OFFER, (II) THE PREFERRED STOCK PURCHASE RIGHTS (THE "RIGHTS") ISSUED BY THE COMPANY HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR THE PURCHASER BEING SATISFIED, IN ITS DISCRETION, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER (AS DEFINED HEREIN) AND THE PROPOSED MERGER (AS DEFINED HEREIN), (III) EMERITUS CORPORATION ("EMERITUS") AND THE PURCHASER BEING SATISFIED, IN THEIR DISCRETION, THAT THE PURCHASER HAS OBTAINED FINANCING UPON TERMS SATISFACTORY TO THEM IN AN AMOUNT SUFFICIENT TO CONSUMMATE THE OFFER AND THE PROPOSED MERGER (INCLUDING THE REDEMPTION OR REFINANCING OF ALL OUTSTANDING DEBT AND PAYMENT OF ALL FEES AND EXPENSES), (IV) EMERITUS AND THE PURCHASER BEING SATISFIED, IN THEIR DISCRETION, THAT THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED AND RECOMMENDED OR WILL APPROVE AND RECOMMEND A MERGER BETWEEN THE COMPANY AND THE PURCHASER AND (V) THE REDEMPTION OF THE NOTES (AS DEFINED HEREIN) HAVING BEEN RESCINDED. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE SECTION 14.

                                   IMPORTANT

               Emeritus and the Purchaser are currently reviewing their options with respect to the Offer and may consider, among other things, changes to the material terms of the Offer. In addition, Emeritus and the Purchaser intend to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Emeritus or the Purchaser. The Purchaser reserves the right to amend the Offer (including amending the number of shares to be purchased, the purchase price and the proposed second-step merger consideration) upon entering into a merger agreement with the Company or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the shares would, upon consummation of such merger, be converted into the right to receive cash, Emeritus Common Stock and/or other securities in such amounts as are negotiated by Emeritus and the Company.

                        The Dealer Manager for the Offer is:
                        Deutsche Morgan Grenfell [Logo]

December 19, 1997

               Any shareholder of the Company desiring to tender all or any portion of such shareholder's shares (and the associated Rights) should either
(i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile), or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 2, an Agent's Message (as defined herein), and any other required documents to the Depositary and either deliver the certificates for such shares and, if separate, the certificate(s) representing the associated Rights to the Depositary along with the Letter of Transmittal (or facsimile) or deliver such shares (and Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in Section 2 or (ii) request such shareholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder of the Company having shares (and, if applicable, Rights) registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such shareholder desires to tender such shares (and, if applicable, Rights). Unless the Rights Condition is satisfied, shareholders will be required to tender one Right for each share tendered in order to effect a valid tender of shares.

               If a shareholder of the Company desires to tender shares and Rights and such shareholder's certificates for shares (or Rights, if applicable) are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected by following the procedure for guaranteed delivery set forth in Section 2.

               Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.



                               TABLE OF CONTENTS


                                                                          Page

INTRODUCTION.................................................................1

THE TENDER OFFER
      1.  Terms of the Offer..................................................5
      2.  Procedure for Tendering Shares and Rights...........................6
      3.  Withdrawal Rights..................................................10
      4.  Acceptance for Payment and Payment for Shares......................10
      5.  Certain Federal Income Tax Consequences............................11
      6.  Price Range of the Shares; Dividends on the Shares.................12
      7.  Certain Information Concerning the Company.........................13
      8.  Certain Information Concerning the Purchaser and Emeritus..........17
      9.  Source and Amount of Funds.........................................18
      10. Background of the Offer; Contacts and Transactions with the
          Company............................................................19
      11. Purpose of the Offer; Plans for the Company........................33
      12. Dividends and Distributions........................................36
      13. Effect of the Offer on the Market for the Shares; Stock Quotation;
          Exchange Act Registration; Margin Regulations......................36
      14. Certain Conditions of the Offer....................................37
      15. Certain Legal Matters..............................................40
      16. Fees and Expenses..................................................43
      17. Miscellaneous......................................................44

      Schedule I -- Directors and Executive Officers of Emeritus and the
                    Purchaser
      Schedule II -- Transactions in Shares During the Past 60 Days by
                     Emeritus and the Purchaser


To the Holders of Common Stock
      (including the associated preferred stock purchase rights) of ARV Assisted Living, Inc.:


                                 INTRODUCTION

               EMAC Corp., a Delaware corporation (the "Purchaser") which is a wholly owned subsidiary of Emeritus Corporation, a Washington corporation ("Emeritus"), hereby offers to purchase any and all outstanding shares of Common Stock, no par value per share (the "Shares"), of ARV Assisted Living, Inc., a California corporation ("ARV" or the "Company"), together with (unless and until the Purchaser declares that the Rights Condition (as defined below) is satisfied) the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of July 14, 1997, as amended (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"), at a price of $17.50 per Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). All references herein to Rights shall include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement and, unless the context otherwise requires, all references herein to Shares shall include the Rights.

               Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes in connection with the tender of Shares pursuant to the Offer. The Purchaser will pay all fees and expenses of Deutsche Morgan Grenfell Inc. ("DMG"), which is acting as the Dealer Manager (the "Dealer Manager"), The Bank of New York, which is acting as the Depositary (the "Depositary"), and D.F. King & Co., Inc., which is acting as the Information Agent (the "Information Agent"), incurred in connection with the Offer. See
Section 16.

               The purpose of the Offer is to enable Emeritus to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the Shares. Emeritus currently intends, either as soon as practicable following consummation of the Offer or in lieu of the Offer, to propose and seek to have the Company consummate a merger or similar business combination with the Purchaser or another direct or indirect wholly owned subsidiary of Emeritus (the "Proposed Merger"). The purpose of the Proposed Merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Proposed Merger, each then outstanding Share (other than Shares owned by the Purchaser, Emeritus or any of their subsidiaries, Shares held in the treasury of the Company and Shares owned by shareholders who perfect any available appraisal rights) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer.

               Emeritus intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Emeritus. If such negotiations result in a definitive merger agreement between the Company and Emeritus, the consideration to be received by holders of Shares could include or consist of securities, cash or any combination thereof. Accordingly, such negotiations could result in, among other things, termination of the Offer (see Section 14) and submission of a different acquisition proposal to the Company's shareholders for their approval. To date, the Company has refused to enter into negotiations with Emeritus regarding any such proposed acquisition. There can be no assurance that such negotiations will occur or, if such negotiations occur, as to the outcome thereof. Emeritus and the Purchaser are exploring ways to encourage the Board of Directors of the Company to permit the Company's shareholders to participate in the Offer and the Proposed Merger.

               On November 21, 1997, the Company filed a Preliminary Proxy Statement (the "ARV Proxy Statement") with the Securities and Exchange Commission (the "Commission"). Pursuant to the ARV Proxy Statement, the Company is seeking shareholder approval at the Annual Meeting of Shareholders, which, according to a press release issued by the Company on December 8, 1997, is to be held on January 28, 1998 (the "Annual Meeting"), for the Company's proposals to (i) amend the Restated Articles of Incorporation of the Company increasing the maximum number of authorized directors of the Company from nine to 10, (ii) reincorporate the Company as a Delaware corporation, and (iii) elect ten directors to the Company's Board of Directors (the "ARV Board").

               On November 24, 1997, Emeritus filed preliminary proxy solicitation materials with the Commission (a) for use at the Annual Meeting in connection with the solicitation of proxies from shareholders of the Company (the "Proxy Solicitation") for the following purposes: (i) to elect nine nominees of Emeritus (the "Emeritus Nominees") to the ARV Board, (ii) to vote for the reincorporation of the Company in Delaware and (iii) to abstain from voting on the proposal to increase the maximum number of authorized directors from nine to ten and (b)(i) to solicit agent designations to call a Special Meeting of shareholders of ARV for February 6, 1998 (the "Special Meeting") for the purpose of considering and voting upon an Agreement and Plan of Merger between Emeritus and ARV pursuant to which Emeritus will acquire all of the outstanding Common Stock of ARV for $17.50 per share in cash and (ii) to adjourn the Special Meeting from time to time. The Emeritus Nominees intend to (a) redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and Proposed Merger), which would satisfy the Rights Condition, and take such other actions as may be required to expedite the prompt consummation of a merger agreement with Emeritus or (b) if any other transaction is proposed, consider such a transaction, subject in all cases to fulfillment of the fiduciary duties that they would have as directors of the Company.

               On December 8, 1997, the Company announced that it redeemed $60 million of 6 3/4% Convertible Subordinated Notes due 2007, (the "Notes") issued to Prometheus Assisted Living LLC ("Prometheus") on October 30, 1998 at a 23.214% redemption premium for approximately 4.3 million Shares (the "Redemption Shares"). On December 9, 1997, Emeritus commenced litigation in Orange County Superior Court in the State of California, seeking, among other things, to rescind the redemption of the Notes and the issuance of the Redemption Shares. See Section 10.

               The Offer does not constitute a solicitation of proxies from the Company's shareholders. Any such solicitation (including the Proxy Solicitation) will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

               Certain federal income tax consequences of the sale of Shares pursuant to the Offer are described in Section 5.

               The Offer is subject to the fulfillment of a number of conditions, including, without limitation, the following:

               Minimum Tender Condition. The Offer is conditioned upon there being validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1) at least that number of Shares (the "Minimum Number of Shares") which, together with Shares owned by Emeritus and its subsidiaries, will constitute at least a majority of all outstanding Shares on a fully diluted basis (exclusive of any Shares issuable upon conversion of ARV's 6-3/4% Convertible Subordinated Notes due 2006) on the date Shares are accepted for payment, without giving effect to any dilution that might arise from exercise of the Rights (the "Minimum Tender Condition"). The Purchaser reserves the right (subject to the applicable rules and regulations of the Commission), which it presently has no intention of exercising, to waive or reduce the Minimum Tender Condition and to elect to purchase, pursuant to the Offer, fewer than the Minimum Number of Shares. See Sections 1 and 14.

               According to the ARV Proxy Statement, as of November 14, 1997 there were 11,584,272 Shares issued and outstanding. In addition, according to the Company's Annual Report on Form 10-K/A for the fiscal year ended March 31, 1997 (the "Company 10-K"), as of June 19, 1997 there were 1,057,355 Shares subject to options outstanding under the Company's stock option plans (the "Options") and warrants to purchase 114,501 Shares (the "Warrants"). Emeritus and the Purchaser currently own an aggregate of 1,077,200 Shares, which were acquired in open market purchases. Based on the foregoing and assuming that no options were granted or expired after June 19, 1997 and, other than the Notes, Options and Warrants no securities convertible or exchangeable into Shares were issued, converted or exchanged after June 19, 1997 through December 19, 1997 there would be 17,018,354 Shares outstanding and the Minimum Number of Shares would be 7,431,972. However, Emeritus is challenging the issuances of the 1,921,012 shares issued to Prometheus under the Original Prometheus Transaction (as defined herein) and the 4,262,226 shares issued to Prometheus upon redemption of $60 million of 6- 3/4% Convertible Subordinated Notes due 2007. Consequently, the actual Minimum Number of Shares will depend on the facts as they exist on the date of purchase.

               Rights Condition. The Offer is conditioned upon the Rights having been redeemed by the Board of Directors of the Company or the Purchaser being satisfied in its discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer and Proposed Merger with Emeritus (the "Rights Condition"). The Rights are described in the Company's Report on Form 8-K dated July 14, 1997 (the "Company Rights 8-K"), and a summary of that description is provided below and in Section 7.

               The Rights Agreement provides that, until the close of business on the Distribution Date (as defined in Section 7), the Rights will be evidenced by the certificates for Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Shares will also constitute the surrender for transfer of the Rights associated with the Shares represented by such certificates. The Rights Agreement further provides that, as soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed by the Company or the Rights Agent to holders of record of Shares as of the close of business on the Distribution Date.

               The Rights Agreement provides that, at any time prior to the time that an Acquiring Person (as defined in Section 7 herein) has become such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

               Based on publicly available information, the Purchaser believes that, as of December 19, 1997, the Rights were not exercisable, certificates for Rights had not been issued and the Rights were evidenced by the certificates for Shares. The Purchaser believes that, as a result of the commencement of the Offer on December 19, 1997, the Distribution Date may occur as early as 10 days after December 19, 1997, unless prior to such date the Board of Directors of the Company redeems the Rights, amends the Rights Agreement to make the Rights inapplicable to the Offer or delays the Distribution Date.

               Unless the Rights Condition is satisfied, shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares in accordance with the procedures set forth in Section
2. Unless the Distribution Date occurs, a tender of Shares will also constitute a tender of the associated Rights.

               The Purchaser believes that under the circumstances of the Offer, and under applicable law, the Board of Directors of the Company has a fiduciary obligation to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger), and the Purchaser is hereby requesting that the Company's Board of Directors do so. However, there can be no assurance that the Board of Directors of the Company will redeem the Rights (or amend the Rights Agreement). Emeritus has commenced litigation against the Company and the Board of Directors of the Company in Orange County Superior Court for the State of California seeking, among other things, an order compelling the Board of Directors of the Company to redeem the Rights or render the Rights Agreement inapplicable to the Offer and the Proposed Merger on the ground that the failure to do so would constitute a breach of fiduciary duty to the Company's shareholders.

               Pursuant to the Proxy Solicitation, Emeritus is seeking to replace all members of the ARV Board with the Emeritus Nominees, who intend to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to an acquisition of shares by or a merger with Emeritus), subject to the fulfillment of the fiduciary duties that they would have as directors of the Company. Redemption of the Rights (or such an amendment of the Rights Agreement) would satisfy the Rights Condition.

               Financing Condition. The Offer is conditioned upon Emeritus and the Purchaser being satisfied, in their discretion, that the Purchaser has obtained financing on terms satisfactory to them in an amount sufficient to permit the Purchaser to consummate the Offer and the Proposed Merger, including the redemption or refinancing of all outstanding debt and the payment of all fees and expenses (the "Financing Condition").

               The Purchaser estimates that the total amount of funds required to purchase pursuant to the Offer and the Proposed Merger the number of Shares that are outstanding on a fully diluted basis (assuming Emeritus is successful in court in rescinding the redemption of the Notes), to refinance or redeem the outstanding indebtedness and to pay fees and expenses related to the Offer will be approximately $400 million. See Section 16. Emeritus has received a letter from Northstar Capital Partners L.L.C. ("Northstar") stating that Northstar is highly confident of its ability to provide the necessary financing. See Section 9. Additionally, Emeritus has had extensive discussions with a number of financial sources and has negotiated the terms of commitment letters for a possible financing structure for the Offer and Proposed Merger but it has not executed any commitment letters because it does not want to incur certain related fees and expenses unnecessarily prior to the outcome of its litigation challenging the Prometheus transactions.

               Board Approval Condition. The Offer is conditioned upon Emeritus and the Purchaser being satisfied, in their discretion, that the Board of Directors of the Company has approved and recommended or will approve and recommend a merger between the Company and Emeritus (the "Board Approval Condition").

               To date the ARV Board has refused to enter into negotiations with Emeritus. Emeritus intends to contest the election of directors at the ARV Annual Meeting and is proposing to elect its own slate of directors to the ARV Board. If Emeritus is not successful in electing the Emeritus Nominees to the ARV Board, there can be no assurance that the ARV Board will approve the Proposed Merger.

               Note Rescission Condition. The Offer is conditioned upon the redemption of the Notes having been rescinded.

               By redeeming the Notes at a 23.214% redemption premium the Company has issued to Prometheus approximately 800,000 more Shares than Prometheus would have received had Prometheus converted the Notes at the stated conversion price of $17.25. Purchasing such additional shares at the Offer Price would cost approximately an additional $14 million. Emeritus has challenged the redemption of the Notes and the issuance of the Redemption Shares in court. If Emeritus is unsuccessful in having the redemption rescinded, the Purchaser may elect to reduce the Offer Price to take in to account the purchase of approximately an additional 800,000 Shares. Prior to purchasing Shares tendered pursuant to the Offer at such reduced price the Purchaser, in accordance with the rules of the Securities and Exchange Commission, will announce such reduced price and afford tendering shareholders an opportunity to withdraw Shares previously tendered.

               Certain other conditions to the Offer are described in Section
14. The Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions. See Sections 1 and 14.

               THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.



                               THE TENDER OFFER

1.  Terms of the Offer.

               Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with
Section 3. The term "Expiration Date" means 11:59 PM, New York City time, on January 21, 1998, unless and until the Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

               The Offer is conditioned upon satisfaction of the Minimum Tender Condition, the Rights Condition, the Financing Condition, the Board Approval Condition, the Note Rescission Condition and the satisfaction of the other conditions set forth in Section 14.

               Subject to the applicable rules and regulations of the Commission, the Purchaser reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events or facts set forth in Section 14 hereof shall have occurred, to (a) extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary and (b) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer.

               If by 11:59 PM New York City time, on January 21, 1998 (or any date or time then set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the applicable rules and regulations of the Commission, to (a) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders,
(b) waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (c) extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) amend the Offer.

               There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes in the information published, sent or given in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

               If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 3. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

               If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to shareholders and investor response.

               Pursuant to the Proxy Solicitation, a Request has been made to the Company pursuant to Rule 14a-7 of the Exchange Act and Section 1600 of the California General Corporations Law (the "California Law") for the use of the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares by the Purchaser following receipt of such lists or listings from the Company, or by the Company if it so elects.

2.  Procedure for Tendering Shares and Rights.

               Valid Tender. For a shareholder to validly tender Shares and Rights pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) certificates for tendered Shares and Rights must be received by the Depositary at one of such addresses or (ii) such Shares and Rights must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) must be received by the Depositary), in each case prior to the Expiration Date, or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth below.

               Unless the Rights Condition is satisfied, shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares. Accordingly, shareholders who sell their Rights separately from their Shares and do not otherwise acquire Rights may not be able to satisfy the requirements of the Offer for a valid tender of Shares.
As further described in Section 7, the Rights Agreement provides that until the close of business on the Distribution Date, the Rights will be evidenced by the certificates for the Shares and may be transferred with and only with the Shares. The Rights Agreement further provides that, as soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed by the Company or the Rights Agent to holders of record of Shares as of the close of business on the Distribution Date. The Purchaser believes that, as a result of the commencement of the Offer, the Distribution Date may occur as early as December 29, 1997, unless prior to such date the Board of Directors of the Company redeems the Rights, amends the Rights Agreement to make the Rights inapplicable to the Offer or delays the Distribution Date. Unless the Distribution Date occurs, a tender of Shares will also constitute a tender of the associated Rights.

               If the Distribution Date occurs and separate certificates evidencing the Rights are distributed by the Company or the Rights Agent to holders of Shares prior to the time a holder's Shares are tendered pursuant to the Offer, certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary, or, if available, a Book-Entry Confirmation received by the Depositary with respect thereto, in order for such Shares to be validly tendered. If the Distribution Date occurs and separate certificates representing the Rights are not distributed prior to the time Shares are tendered pursuant to the Offer, the Rights may be tendered prior to a shareholder receiving the certificates for the Rights by use of the guaranteed delivery procedure described below. A tender of Shares constitutes an agreement by the tendering shareholder to deliver certificates representing a number of Rights equal to the number of Shares tendered pursuant to the Offer to the Depositary prior to expiration of the period permitted by such guaranteed delivery procedures for delivery of certificates for, or a Book-Entry Confirmation with respect to, the Rights (the "Rights Delivery Period"). However, after expiration of the Rights Delivery Period, the Purchaser may elect to reject as invalid a tender of Shares with respect to which certificates for, or a Book-Entry Confirmation with respect to, an equal number of Rights have not been received by the Depositary. Nevertheless, the Purchaser will be entitled to accept for payment Shares tendered by a shareholder prior to receipt of the certificates for the Rights required to be tendered with such Shares, or a Book-Entry Confirmation with respect to such Rights, and either (a) subject to complying with applicable rules and regulations of the Commission, withhold payment for such Shares pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights or (b) make payment for Shares accepted for payment pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights in reliance upon the agreement of a tendering shareholder to deliver the Rights and such guaranteed delivery procedures. Any determination by the Purchaser to make payment for Shares in reliance upon such agreement and such guaranteed delivery procedures or, after expiration of the Rights Delivery Period, to reject a tender as invalid will be made in the sole and absolute discretion of the Purchaser.

               Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility" ) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. If the Distribution Date occurs, the Depositary will also make a request to establish an account with respect to the Rights at the Book-
Entry Transfer Facility, but no assurance can be given that book-entry delivery of the Rights will be available. If book-entry delivery of the Rights is available, the foregoing book-entry transfer procedures will also apply to the Rights. If book-entry delivery of the Rights is not available and the Distribution Date occurs, a tendering shareholder will be required to tender the Rights by means of physical delivery to the Depositary of certificates for the Rights (in which event references in this Offer to Purchase to Book-Entry Confirmations with respect to the Rights will be inapplicable). The confirmation of a book-entry transfer of the Shares or the Rights into the Depositary's account at the Book-Entry Transfer
Facility as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

               The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

               The method of delivery of the Shares, the Rights, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering shareholder. The Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

               Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of the Shares and the Rights tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Shares and Rights are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for the Shares or the Rights are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for the Shares or the Rights not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

               Guaranteed Delivery. If a shareholder desires to tender the Shares and the Rights pursuant to the Offer and such shareholder's certificates for the Shares or the Rights are not immediately available (including because certificates for Rights have not yet been distributed by the Company or the Rights Agent) or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected if all of the following conditions are met:

             (i) such tender is made by or through an Eligible Institution;

            (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

           (iii) the certificates for all tendered Shares and/or Rights, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares and/or Rights), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within (a) in the case of the Shares, three trading days after the date of execution of such Notice of Guaranteed Delivery or (b) in the case of the Rights, a period ending on the later of (1) three trading days after the date of execution of such Notice of Guaranteed Delivery or (2) three business days (as defined above) after the date certificates for the Rights are distributed to shareholders by the Company or the Rights Agent. A "trading day" is any day on which the American Stock Exchange ("AMEX") is open for business.

               The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

               Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares and, if the Distribution Date occurs, certificates for (or a timely Book-Entry Confirmation, if available, with respect to) the associated Rights (unless the Purchaser elects to make payment for such Shares pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights as described above), (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for the Shares (or the Rights) or Book-Entry Confirmations with respect to the Shares (or the Rights, if available) are actually received by the Depositary. Under no circumstances will interest be paid by the Purchaser on the purchase price of the Shares, regardless of any extension of the Offer or any delay in making such payment.

               If the Rights Condition is satisfied, the guaranteed delivery procedures with respect to certificates for the Rights and the requirement for the tender of the Rights will no longer apply.

               The valid tender of the Shares and, if applicable, the Rights pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

               Appointment. By executing a Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares and the Rights tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares, Rights or other securities or rights issued or issuable in respect of such Shares and Rights on or after December 1, 1997. All such proxies will be considered coupled with an interest in the tendered Shares and Rights. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment the Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares, Rights or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares, Rights and other securities or rights in respect of any annual or special meeting of the Company's shareholders, or any adjournment or postponement thereof, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for the Shares and the Rights to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares and Rights, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares, Rights and other securities or rights, including voting at any meeting of the Company's shareholders.

               Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares or Rights will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares or Rights of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares or Rights will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Emeritus, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

               Backup Withholding.   In order to avoid "backup withholding" of
Federal income tax on payments of cash pursuant to the Offer, a shareholder tendering Shares and Rights in the Offer must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. If a shareholder does not provide such shareholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding of 31%. All shareholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. In order to avoid backup withholding, noncorporate foreign shareholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary. See Instruction 9 to the Letter of Transmittal.

3.  Withdrawal Rights.

               Except as otherwise provided in this Section 3, tenders of the Shares and the Rights are irrevocable. The Shares and the Rights tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 16, 1998, or such later time as may apply if the Offer is extended. The Shares or the Rights may not be withdrawn unless the associated Rights or Shares, as the case may be, are also withdrawn. A withdrawal of the Shares or the Rights will also constitute a withdrawal of the associated Rights or Shares, as the case may be.

               If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 3. Any such delay will be by an extension of the Offer to the extent required by law.

               For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares and the Rights to be withdrawn, the number of the Shares and the Rights to be withdrawn and the name of the registered holder of the Shares and the Rights to be withdrawn, if different from the name of the person who tendered the Shares and the Rights. If certificates for the Shares or the Rights have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares or Rights have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If the Shares or the Rights have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares or Rights and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of the Shares and the Rights may not be rescinded, and any Shares and Rights properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares and Rights may be retendered by again following one of the procedures described in
Section 2 at any time prior to the Expiration Date.

               All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Emeritus, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4.  Acceptance for Payment and Payment.

               Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the Expiration Date. All questions as to the satisfaction of such terms and conditions will be determined by the Purchaser in its sole discretion, which determination will be final and binding. See Sections 1 and 14.

               The Purchaser expressly reserves the right, in its sole discretion and subject to the rules of the Commission, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer). Emeritus filed a Notification and Report Form with respect to the Offer under the HSR Act on December 19, 1997. In such event, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on January 3, 1998, unless early termination of the waiting period is granted. However, the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") may extend the waiting period by requesting additional information or documentary material from Emeritus. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by Emeritus with such request. See Section 15 hereof for additional information concerning the HSR Act and the applicability of the antitrust laws to the Offer.

               In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares and, if the Distribution Date occurs, certificates for (or a timely Book-Entry Confirmation, if available, with respect to) the associated Rights (unless the Purchaser elects to make payment for such Shares pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights as described in Section 2), (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and
(c) any other documents required by the Letter of Transmittal. The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer.

               For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

               If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3.

               If any tendered Shares are not purchased pursuant to the Offer for any reason, certificates for any such Shares and the associated Rights will be returned, without expense to the tendering shareholder (or, in the case of Shares or Rights tendered by book-entry transfer of such Shares or Rights into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

               The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Emeritus, or to one or more direct or indirect wholly owned subsidiaries of Emeritus, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5.  Certain Federal Income Tax Consequences.

               The receipt of cash pursuant to the Offer or the Proposed Merger will be a taxable transaction for Federal income tax purposes under the Internal Revenue Code of 1986, as amended, and is likely to be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for Federal income tax purposes, a tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer or the Proposed Merger and the aggregate tax basis in the relevant Shares (together with the relevant Rights). Gain or loss will be calculated separately for each block of Shares and Rights tendered and purchased pursuant to the Offer or converted in the Proposed Merger, as the case may be.

               If Shares (and associated Rights) are held by a shareholder as capital assets, gain or loss recognized by the shareholder will be capital gain or loss, which will be long-term capital gain or loss if the shareholder's holding period for the Shares (and associated Rights) exceeds one year. Under present law, long-term capital gains recognized by an individual shareholder will generally be taxed at a stated maximum Federal marginal tax rate (disregarding the effect of limitations on deductions) of 28% (or, in the case of certain gains on capital assets held by an individual shareholder for more than 18 months, 20%), and long-term capital gains recognized by a corporate shareholder will be taxed at a maximum Federal marginal tax rate of 35%.

               A shareholder (other than certain exempt shareholders including, among others, all corporations and certain foreign individuals and entities) that tenders Shares may be subject to 31% backup withholding unless the shareholder provides its TIN and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A shareholder that does not furnish its TIN may be subject to a penalty imposed by the IRS. See "Procedure For Tendering Shares and Rights--Backup Withholding".

               If backup withholding applies to a shareholder, the Depositary is required to withhold 31% from payments to such shareholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the shareholder upon filing an income tax return.

               THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES RECEIVED PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WITH RESPECT TO HOLDERS OF SHARES THAT ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. PERSONS, LIFE INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, AND FINANCIAL INSTITUTIONS, AND MAY NOT APPLY TO A HOLDER OF SHARES IN LIGHT OF INDIVIDUAL CIRCUMSTANCES. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE PROPOSED MERGER.

6.  Price Range of the Shares; Dividends on the Shares.

               The Shares are traded and prices are quoted on the AMEX under the symbol "SRS". Until November 10, 1997, the Shares were traded in the over-the-counter market and prices were quoted on the Nasdaq National Market under the symbol "ARVI". The following table sets forth, for the periods indicated, the high and low last reported sales quotations per Share as reported by the Nasdaq National Market, the Dow Jones News Retrieval Service and the AMEX, as applicable, and the amount of cash dividends paid per Share, if any, all as reported in published financial sources.

                    ARV Assisted Living, Inc. Common Stock


Fiscal Year Ending                                     High         Low
-----------------------------------------------      -------      -------
March 31, 1996:
     Third Quarter (1).........................        15.25         9.25
     Fourth Quarter............................        17.75        10.50
March 31, 1997:
     First Quarter.............................        20.25        15.50
     Second Quarter............................        17.00        12.50
     Third Quarter.............................        15.25        10.06
     Fourth Quarter............................        11.63         9.00
March 31, 1998:
     First Quarter.............................        11.63         7.75
     Second Quarter............................        12.75        10.25
     Third Quarter (through December 18, 1997).        16.875       12.50

(1) ARV Assisted Living, Inc. completed its initial public offering (the "ARV Initial Public Offering") on October 17, 1995.

               On December 18, 1997, the last full trading day before the first public announcement of the intention to commence the Offer, the reported closing sales price of the Shares on the AMEX was $14.25 per Share. On December 19, 1997, prior to the commencement of trading, Emeritus announced the intention to commence the Offer. Shareholders are urged to obtain current market quotations for the shares.

               According to the Company 10-K, the Company does not currently pay dividends on the Shares and does not anticipate paying any dividends on the Shares in the foreseeable future.

               As of the date of this Offer to Purchase, the Rights are attached to the Shares and are not traded separately. As a result, the sales quotations per Share set forth above are also the high and low sales quotations per Share and associated Right during such periods. Upon the occurrence of the Distribution Date, the Rights are to detach, and may trade separately, from the Shares. See Section 7. The Purchaser believes that, as a result of the commencement of the Offer on December 19, 1997, the Distribution Date may occur as early as December 29, 1997, unless prior to such date the Board of Directors of the Company redeems the Rights, amends the Rights Agreement to make the Rights inapplicable to the Offer or delays the Distribution Date. If the Distribution Date occurs and the Rights begin to trade separately from the Shares, the Company's shareholders should also obtain a current market quotation for the Rights.

7.  Certain Information Concerning the Company.

               The Company. The Company is a California corporation and its principal executive offices are located at 245 Fischer Avenue, Suite D-1, Costa Mesa, CA 92626. According to the Company 10-K, the Company is a fully integrated provider of assisted living accommodations and services that operates, acquires and develops assisted living facilities. The assisted living facilities of the Company comprise a combination of housing, personalized support services and health care in a non-institutional setting designed to respond to the individual needs of the senior elderly who need assistance with certain activities of daily living, but who do not need the level of health care provided in a skilled nursing facility.

               Selected Financial Data of the Company. Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted from the information contained in the Company 10-K and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (the "Company 10-Q"). More comprehensive financial information is included in the Company's 1997 Annual Report to Stockholders (the "Company Annual Report"), the Company 10-K, the Company 10-Q and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to the Company Annual Report, the Company 10-K, the Company 10-Q and such other documents and all the financial information (including any related notes) contained therein. The Company Annual Report, the Company 10-K, the Company 10-Q and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information".


                           ARV ASSISTED LIVING, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                                Six Months Ended
                                                          Year Ended March 31,                    September 30,
                                                 --------------------------------------      ------------------------
                                                    1997           1996          1995           1997          1996
                                                 ----------    -----------    ---------      ---------    -----------
                                                                 (in thousands except per share data)
STATEMENT OF OPERATIONS DATA:
Total revenue................................       $83,932       $33,063        $9,690        $56,173        $34,442

Interest expense.............................         5,573         1,544           354          2,887          2,653
Total expenses...............................        84,336        33,653        14,418         60,807         32,680
Income (loss) before income tax expense......          (404)         (590)       (4,728)        (4,634)         1,762
Income tax expense (benefit).................           201           375        (1,729)          (249)           659
Income (loss) before minority interest &
 extraordinary items.........................          (605)         (965)       (2,999)        (4,385)         1,103
Minority interest............................           783            --            --            503            105
Early extinguishment of debt.................           386            --            --             --            386
Net income (loss)............................        (1,774)         (965)       (2,999)        (4,888)           612
Net income (loss) per common share...........          (.19)         (.21)         (.69)         (0.47)          0.07
Weighted average common shares
 outstanding (1).............................         9,400         6,246         4,903         10,355          9,215


                                                                     Year Ended March 31,               Six Months
                                                            -----------------------------------------      Ended
                                                                                                        September
                                                                                                         30, 1997
                                                               1997             1996         1995(3)    (unaudited)
                                                            ----------       ----------    ----------   -----------
                                                               (in thousands except per share data)

BALANCE SHEET DATA (2):
Working capital (deficit)..............................       $23,054          $10,014      $(4,660)
Total current assets...................................        36,847 (4)       17,688        4,176       $39,180
Total assets...........................................       164,231           77,403       15,399       184,560
Total current liabilities..............................        13,793            7,674                     13,045
Long-term notes payable, excluding current portion.....        90,481           24,814        3,213        90,659
Total shareholders' equity (deficit)...................        51,374           39,947       (3,536)       71,840

----------------------
(1) Net loss available for common shares reflects the effect of preferred stock dividends. Weighted average common shares outstanding gives effect to the 1-for-3.04 reverse stock split which occurred upon the completion of the ARV Initial Public Offering.

(2) Where data is not provided, information was not available from ARV public filings.

(3) ARV completed its initial public offering on October 17, 1995.

(4) According to the ARV 10-Q, for purposes of comparing total current assets for the period ended March 31, 1997 with total current assets for the six month period ended September 30, 1997, the appropriate value for total current assets for the period ended March 31, 1997 is $27,428.

               Stock Purchase, Note Purchase and Note Redemption. On July 23, 1997, the Company sold to Prometheus Assisted Living LLC ("Prometheus") 1,921,012 shares at $14.00 per share, representing an aggregate investment of $26.9 million. The shares sold to Prometheus represent 16.6% of the outstanding Shares. On October 30, 1997, Prometheus purchased $60 million of 6 (3)/(4)% Convertible Subordinated Notes Due 2007, (the "Notes") convertible after January 28, 1998 at a conversion price of $17.25 per share. On December 8, 1997, the Company announced that it redeemed the Notes at a 23.214% redemption premium for approximately 4.3 million Shares. For a more detailed description of the above transactions, see Section 10.

               The Rights. Set forth below is a summary description of the Rights which was derived from and is qualified in its entirety by the Company Rights 8-K.

               Effective July 14, 1997, the Board of Directors of the Company declared a dividend of one Right for each outstanding Share to shareholders of record at the close of business on August 8, 1997. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series C Junior Participating Preferred Stock, no par value per share (the "Preferred Stock"), at a purchase price of $70 per Unit, subject to adjustment (the "Purchase Price").

               Initially, the Rights will be attached to all certificates representing outstanding Shares, and no separate certificates for the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Shares, and Rights Certificates will be distributed to the holders of Shares upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (other than (A) Gary L. Davidson, (B) Morgan Stanley, Dean Witter, Discover & Co. (with respect to the Shares it already owns) and (C) LFREI and its affiliates (with respect to the Shares purchased and to be purchased by an affiliate of LFREI pursuant to the Stock Purchase Agreement)) has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Shares (an "Acquiring Person") or
(ii) ten business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the Shares (the earlier of (i) and (ii) being called the "Distribution Date"). Until the Distribution Date,
(a) the Rights will be evidenced by the Share certificates (together with a copy of a Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Share certificates, (b) new Share certificates issued after August 8, 1997 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any Share certificate (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Shares represented by such certificate.

               The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 8, 2007, unless earlier redeemed or exchanged by the Company as described below.

               As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of Shares as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will evidence the Rights. All Shares issued prior to the Distribution Date will be issued with Rights. Except as specified in the Rights Agreement or as otherwise determined by the Board of Directors of the Company, no Shares issued after the Distribution Date will be issued with Rights.

               In the event (a "Flip-In Event") that a person becomes an Acquiring Person or if the Company is the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Shares were not changed or exchanged, each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of Shares having a market value of two times the then current exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are or were acquired or beneficially owned by the Acquiring Person will be null and void.

               For example, at an exercise price of $70 per Right, each Right not owned by an Acquiring Person following a Flip-In Event would entitle its holder to purchase $140 worth of Shares. Assuming that the Shares had a current market price of $25 per Share at such time, the holder of each valid Right would be entitled to purchase 5.6 Shares for $70.

               In the event (a "Flip-Over Event") that, after a person has become an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction, or (ii) more than 50% of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the Acquiring Person having a market value of two times the then current exercise price of the Right.

               The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Stock (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

               With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Flip-In Event or Flip-Over Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

               At any time prior to the time that a person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

               Immediately upon the effectiveness of the action of the Board of Directors of the Company ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

               At any time after a person becomes an Acquiring Person and prior to the occurrence of a Flip-Over Event or the acquisition by such Acquiring Person of 50% or more of the Shares then outstanding, the Company may exchange the Rights (other than Rights owned by an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Share per Right, subject to adjustment.

               Until a Right is exercised, the holder thereof, as such, has no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

               Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company for so long as the Rights are redeemable. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in order to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

               The foregoing summary of the Rights does not purport to be complete and is qualified in its entirety by reference to the description included in the Company Rights 8-K and the Rights Agreement and the other documents filed therewith. The Company Rights 8-K should be available for inspection and copies thereof should be obtainable in the manner set forth in
Section 7 under "Available Information".

               Pursuant to the Rights Condition, the Offer is conditioned upon the Rights having been redeemed by the Board of Directors of the Company or the Purchaser being satisfied, in its discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger.

               Unless the Rights Condition is satisfied, shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares in accordance with the procedures set forth in Section
2. Unless the Distribution Date occurs, a tender of Shares will also constitute a tender of the associated Rights.

               The Purchaser believes that under the circumstances of the Offer, and under applicable law, the Board of Directors of the Company has a fiduciary obligation to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger), and the Purchaser is hereby requesting that the Company's Board of Directors do so. However, there can be no assurance that the Board of Directors of the Company will redeem the Rights or amend the Rights Agreement. Emeritus and the Purchaser have commenced litigation against the Company and the Company Board in Orange County Superior Court for the State of California seeking, among other things, an order compelling the Board of Directors of the Company to redeem the Rights or render the Rights Agreement inapplicable to the Offer and the Proposed Merger on the grounds that the failure to do so would constitute a breach of the Board's fiduciary obligations to its shareholders.

               Available Information. The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options and other matters, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such information should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a web site on the Internet that can be accessed at http://www.sec.gov and that contains information filed electronically regarding the Company. Such material should also be available for inspection at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

               The information concerning the Company, the Stock Purchase, Note Purchase and Note Redemption and the Rights contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although the Purchaser and Emeritus do not have any knowledge that any such information is untrue, neither the Purchaser nor Emeritus takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

8.  Certain Information Concerning the Purchaser and Emeritus.

               The Purchaser. The Purchaser, a Delaware corporation which is a wholly owned subsidiary of Emeritus, was organized to acquire the Company and has not conducted any unrelated activities since its organization. The principal office of the Purchaser is located at the principal office of Emeritus. All outstanding shares of capital stock of the Purchaser are owned by Emeritus. Until immediately prior to the time that the Purchaser will purchase Shares pursuant to the Offer, it is not expected that the Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Proposed Merger. Due to the fact that the Purchaser is newly-formed and has minimal assets and capitalization, no meaningful financial information regarding the Purchaser is available.

               Emeritus. Emeritus is a Washington corporation with its principal office located at 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121. Emeritus is a long-term care services company focused on operating residential-style assisted-living communities.

               Directors and Executive Officers. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Emeritus and the Purchaser are set forth on Schedule I of this Offer to Purchase.

               Selected Financial Data of Emeritus. Set forth below is certain selected consolidated financial information with respect to Emeritus and its subsidiaries excerpted from the information contained in Emeritus' Annual Report on Form 10-K for the year ended December 31, 1996 (the "Emeritus 10-K") and Emeritus' Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (the "Emeritus 10-Q"). More comprehensive financial information is included in the Emeritus 1996 Annual Report to Stockholders (the "Emeritus Annual Report"), the Emeritus 10-K, the Emeritus 10-Q and other documents filed by Emeritus with the Commission, and the following summary is qualified in its entirety by reference to the Emeritus Annual Report, the Emeritus 10-K, the Emeritus 10-Q and such other documents and all the financial information (including any related notes) contained therein. The Emeritus Annual Report, the Emeritus 10-K, the Emeritus 10-Q and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information".

                            EMERITUS CORPORATION
                SELECTED CONSOLIDATED FINANCIAL INFORMATION
                 (expressed in thousands except per share)


                                                                                                     Nine Months Ended
                                                           Year ended December 31,                     September 30,
                                                   -------------------------------------          ---------------------
                                                     1994          1995          1996           1996           1997
                                                   --------      --------     ---------       ---------     ---------
STATEMENTS OF OPERATIONS DATA:
Total operating revenues                           $4,409        $21,277      $68,926         $46,146        $84,968
Income (loss) from operations                        (352)        (1,155)      (5,368)         (2,430)       (10,457)
Extraordinary loss on extinguishment of
      debt                                             --         (1,267)          --              --             --
Net Income (loss)                                  (1,432)         8,954       (8,202)         (4,465)       (14,837)
Loss per share, before extraordinary loss...                       (0.95)       (0.75)
Extraordinary loss                                                 (0.16)          --
Net loss per share                                                 (1.11)       (0.75)        (0.41)          (1.35)
Weighted average number of common
      shares outstanding(1)                                        8,062       11,000          11,000         11,000

BALANCE SHEET DATA:
Working capital (deficit)                         $(2,762)        $4,091       $9,757          $8,836        $(4,864)
Total assets                                       24,493        115,635      158,038         125,578        203,560
Total liabilities                                  25,878         78,511      129,932          93,635        189,408
Shareholders equity (deficit)                      (1,462)        34,895       26,188          29,886         12,747

(1) The weighted average shares outstanding were retroactively adjusted for the 9,200-for-1 split on April 14, 1995.


               Available Information. Emeritus is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters. Information as of particular dates concerning Emeritus' directors and officers, their remuneration, stock options and other matters, the principal holders of Emeritus' securities and any material interest of such persons in transactions with Emeritus is required to be disclosed in proxy statements distributed to Emeritus' shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the Commission and copies thereof should be obtainable from the Commission in the same manner as is set forth with respect to the Company in Section 7. In addition, the Commission maintains a web site on the Internet that can be accessed at http://www.sec.gov and that contains information filed electronically regarding the Company. Such material should also be available for inspection at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

9.  Source and Amount of Funds.

               The consummation of the Offer is conditioned upon, among other things, Emeritus being satisfied in its discretion, that it has obtained sufficient financing on terms satisfactory to it to enable it to consummate the Offer and the Proposed Merger. See Introduction and Section 14.

               The Purchaser estimates that the total amount of funds required to purchase pursuant to the Offer and the Proposed Merger the number of Shares that are outstanding on a fully diluted basis (assuming Emeritus is successful in court in rescinding the redemption of the Notes), to refinance or redeem the outstanding indebtedness and to pay fees and expenses related to the Offer will be approximately $400 million. See Section 16. Emeritus has had extensive discussions with a number of financial sources and has fully negotiated the terms of commitment letters for a possible financing structure for the Offer and Proposed Merger but it has not executed any commitment letters because it does not want to incur certain related fees and expenses unnecessarily prior to the outcome of its litigation challenging the Prometheus transactions. Emeritus has also received a letter from Northstar Capital Partners L.L.C. ("Northstar") stating that Northstar is highly confident of its ability to provide the necessary financing.

               Miscellaneous. The foregoing description of the Northstar letter is qualified in their entirety by reference to the text thereof filed as an exhibit to the Schedule 14D-1, copies of which may be obtained from the offices of the Commission in the manner set forth in Section 8 (except that such information will not be available at the regional offices of the Commission).

               Emeritus and Purchaser have not had access to all of the instruments and agreements under which the Company has issued existing debt or other obligations (collectively, "Company Debt"). There can be no assurance that the purchase of the Shares and the Proposed Merger will not result in an event of default, cross default or other adverse consequences under any or all of the instruments defining the rights of the holders of Company Debt. As a result, it is possible that holders of certain of the Company Debt may have the right to require its immediate payment and Emeritus may need to refinance additional indebtedness. In the event that some or all of the holders of Company Debt have the right to demand its immediate payment upon purchase of the Shares pursuant to the Offer or consummation of the Proposed Merger, Emeritus presently intends to seek such holders' consent to the Purchaser's assumption of the Company Debt pursuant to the same terms and conditions as such Company Debt presently outstanding or to refinance such Company Debt through additional borrowings.

10. Background of the Offer; Contacts and Transactions with the Company.

               The following summary of the terms of the Original and Amended Prometheus Transactions is derived from the information contained in the ARV Preliminary Proxy Statement (the "First ARV Proxy Statement") filed on August 22, 1997 with the Commission and the Company's Report on Form 8-K dated October 29, 1997 (the "8-K") and is qualified in its entirety by the information set forth in the First ARV Proxy Statement and the 8-K. The First ARV Proxy Statement, the 8-K, the various transaction agreements referred to herein, as well as the Company's Annual Report on Form 10-K/A, Quarterly Reports on Form 10-Q and other documents filed with the Commission should be available for inspection and copies thereof should be obtainable in the manner set forth in Section 7.

               According to the First ARV Proxy Statement, prior to June 1997, the Company's investment bankers and advisors held informal meetings with representatives of Prometheus to discuss Prometheus' interest in making an investment in the Company. On June 2, 1997, Salomon Brothers Inc ("Salomon Brothers") arranged a meeting between representatives of the Company and Prometheus to discuss such a transaction. At the time of the Company's initial meetings with Prometheus, the Company was in negotiations with another "potential investor", which had been performing due diligence on the Company since February 1997. On June 12, 1997, representatives of Prometheus, the Company and Salomon Brothers met to discuss the proposed terms of Prometheus' potential investment in the Company. Over the next two weeks, representatives of the Company met with each of Prometheus and a "potential investor" to discuss their respective proposals.

               In late June 1997, Daniel R. Baty, the Chairman and Chief Executive Officer of Emeritus, telephoned Gary L. Davidson, the then Chairman, President and Chief Executive Officer of ARV, and later visited Mr. Davidson at the ARV headquarters on July 3, 1997. During these interactions, Mr. Baty stated Emeritus' interest in exploring a business combination between the two companies.

               According to the First ARV Proxy Statement, on June 27, 1997 the Company entered into an exclusivity agreement with Prometheus pursuant to which the Company agreed not to pursue a transaction with any other investor prior to August 8, 1997 while negotiations on definitive agreements with Prometheus were in process. The Company also engaged Salomon Brothers as its financial advisor on that date with respect to the potential transaction. Between June 27, 1997 and July 13, 1997, the Company and Prometheus negotiated the specific terms of the proposed transaction and reached agreement on the form of the definitive agreements pertaining to the Original Prometheus Transaction.

The First Emeritus Proposal

               On July 10, 1997, prior to the announcement of the Original Prometheus Transaction, Emeritus delivered the following letter to Mr.
Davidson:

                           [LETTERHEAD OF EMERITUS]


July 10, 1997

Gary L. Davidson
Chairman of the ARV Board, President,
Chief Executive Officer
ARV Assisted Living, Inc.
245 Fischer Avenue, Suite D-1
Costa Mesa, California 92626

   Re: Proposal

Dear Mr. Davidson:

               Starwood Capital Group, LLC ("Starwood") and Emeritus Corporation ("Emeritus") would like to present to you and your Board of Directors a detailed proposal for the acquisition of ARV Assisted Living, Inc. ("ARV"). As discussed below, alternative proposals would be designed to result in a minimum value of $14.00 per share to ARV shareholders, optional liquidity, and the opportunity to participate in the upside of the combined entities.

               In the first alternative, Emeritus would acquire ARV in a tax free merger or similar business combination transaction in which ARV shareholders would receive Emeritus Common Stock equal in value to a minimum of $14.00 for each share of ARV Common Stock. Starwood, through a significant investment in Emeritus, would provide ongoing financing for the combined company.

               In the second alternative, the ARV shareholders would be offered consideration consisting of Emeritus Common Stock and cash. The consideration would be valued at a minimum of $14.00 per ARV share of Common Stock and, at the election of ARV shareholders, could consist of up to 50% in cash. Starwood, through its private $830 million investment fund, would provide financing for the cash portion of the offer and ongoing financing for the combined company.

               Of course, a number of structuring, tax and regulatory considerations would have to be addressed before arriving at an agreement in principle, but the objective would be to achieve a minimum value of $14.00 per share for ARV shareholders and immediate liquidity if desired. Nevertheless, both Starwood and Emeritus, are familiar with ARV's assets and operations and will be in a position to accelerate the due diligence process.

               As you know, Starwood has reviewed with your management team certain information, pursuant to that certain confidentiality agreement dated April 3, 1997, between ARV and Starwood. Starwood has of course not shared any such confidential information with Emeritus.

               Independent of Starwood, Emeritus has visited and inspected 41 of 48 properties, analyzed publicly available financial information, and currently owns approximately 4.9% of the outstanding ARV common stock, which shares were acquired prior to any contact between Emeritus and Starwood.

               Starwood and Emeritus believe that the combination of Emeritus, ARV, and Starwood would create the largest, strongest and fastest growing company in the assisted living industry. We also believe that these proposals provide a significant premium value to the ARV shareholders of over 35% above the current market price, and a superior value and more attractive liquidity option than other transactions you may be currently contemplating, while allowing them the flexibility of continuing their investment in what would be the dominant and fastest growing assisted living concern in the United States.

               We propose that a meeting be held as soon as possible to discuss these proposals and explore possible structures and alternatives. We and our advisors are available to meet you in Costa Mesa at your earliest convenience. Please call us at (206) 298-2909 to arrange such a meeting.

                              Sincerely,

                              EMERITUS CORPORATION

                              By
                                    Its Chairman

                              Starwood Capital Group, LLC

                              By
                                    Its Managing Director

                                 *     *     *
               Mr. Davidson responded to the above letter by delivering the following letter to Mr. Baty on July 11, 1997:

                              [LETTERHEAD OF ARV]

July 11, 1997

Mr. Daniel R. Baty
Emeritus Corporation
3131 Elliott Avenue, Suite 500
Seattle, WA 98121-1031

Dear Dan:

               Thank you for your July 10th fax. I have forwarded copies to each of the directors for their review. We are attempting to schedule a meeting next week to consider your proposal.

                              Sincerely yours,

                              Gary L. Davidson


                                 *     *     *

The Original Prometheus Transaction

               According to the First ARV Proxy Statement, on July 13, 1997, a special meeting of the ARV Board of Directors was called to discuss the proposed transaction with Prometheus and the July 10, 1997 letter from Emeritus. According to the First ARV Proxy Statement, at a meeting of the ARV Board of Directors on July 14, 1997, after Salomon Brothers delivered its written opinion to the ARV Board of Directors expressing its opinion that the cash price of $14.00 per share of Common Stock to be received by the Company in connection with the Original Prometheus Transaction was fair to the Company from a financial point of view, the ARV Board of Directors voted unanimously to approve the Original Prometheus Transaction. The Company then entered into a Stock Purchase Agreement, dated July 14, 1997, as amended July 20, July 22 and September 30, 1997, (the "Stock Purchase Agreement") among LFREI, Prometheus and ARV, and related agreements.

               Subject to the terms and conditions of the Stock Purchase Agreement, the Company planned to sell to Prometheus up to 9,653,325 shares of Common Stock at a purchase price of $14.00 per share, representing an aggregate investment of $135.1 million (the "Total Equity Commitment"). The share acquisition was to be consummated in three phases. On July 23, 1997 (the "Initial Closing"), the Company sold to Prometheus 1,921,012 shares, representing an aggregate investment of $26.9 million. The shares sold to Prometheus at the Initial Closing represent 16.6% of the outstanding Common Stock.

               Following shareholder approval, the Company planned to sell to Prometheus 3,078,988 shares (the "Second Closing"). Thereafter, the Company from time to time at its election could sell additional shares to Prometheus at $14.00 per share, in minimum increments of 715,000 shares (the "Subsequent Closings"), until the Total Equity Commitment was invested or, if earlier, eighteen months after shareholder approval or, if earlier, June 30, 1999 (unless extended by mutual agreement of the parties).

               The Second Closing and each Subsequent Closing were subject to various conditions, including (i) receipt of shareholder approval, (ii) adoption of certain amendments to the Company's charter and bylaws, (iii) receipt by the Company of title policies on certain of its properties, a promissory note from an affiliate of the Company and estoppel certificates from certain of the Company's landlords and (iv) the satisfaction of various customary conditions.

               From and after the date of the Stock Purchase Agreement, until such date that Prometheus' remaining equity commitment was zero and either (i) Prometheus no longer beneficially owned at least five percent of the outstanding Common Stock, on a fully diluted basis, or (ii) Prometheus no longer beneficially owned Common Stock having an aggregate market value of at least $25 million (each, a "Termination Event"), the Original Prometheus Transaction required the Company to consult with Prometheus prior to acting on certain matters including those concerning the Company's financing arrangements, acquisitions, dispositions and employment of executive management.

               Under the Stock Purchase Agreement, the Company agreed not to solicit any Competing Transaction (as defined below) and to give notice to Prometheus of any competing proposal that it received. The ARV Board could, in accordance with the terms of the Stock Purchase Agreement, terminate the transaction with Prometheus at any time in favor of a Competing Transaction which it determined in good faith would provide greater value to the Company's shareholders. Prior to entering into a definitive agreement with respect to a Competing Transaction, however, the Company had to provide Prometheus with a minimum of (A) five business days' notice of the competing party's interest in pursuing a Competing Transaction and (B) two business days' notice of the superior proposal of the competing party. For purposes of the Stock Purchase Agreement, a "Competing Transaction" is defined as (i) any acquisition in any manner, directly or indirectly (including through any option, right to acquire or other beneficial ownership), of more than 15% of the equity securities, on a fully diluted basis, of the Company, or assets representing a material portion of the assets of the Company, other than any of the transactions contemplated by the Stock Purchase Agreement, or (ii) any merger, consolidation, sale of assets, share exchange, recapitalization, other business combination, liquidation or other action out of the ordinary course of business of the Company, other than any of the transactions contemplated by the Stock Purchase Agreement.

               The Stock Purchase Agreement also provided that (i) if the ARV Board did not recommend shareholder approval of the Prometheus Transaction and either (A) the Company's shareholders failed to approve the Transaction or (B) the Second Closing did not occur on or before March 15, 1998, or (ii) the Company failed to convene the meeting of its shareholders prior to February 15, 1998, then the Company would have had to pay Prometheus a $6,000,000 adjustment to the purchase price of the shares purchased in the Initial Closing and a $7,000,000 breakup fee, as well as Prometheus' expenses. Alternatively, if the ARV Board recommended shareholder approval of the Transaction and the shareholders failed to approve the Transaction, then the Company would have had to pay Prometheus an $8,700,000 adjustment to the purchase price, as well as Prometheus' expenses. If the transactions contemplated in the Stock Purchase Agreement did not close as a result of a willful breach of a material representation, warranty or covenant in the Stock Purchase Agreement, then the Company would have had to pay Prometheus $13,000,000 as both an adjustment to the purchase price of the shares of Common Stock purchased in the Initial Closing and a break-up fee, as well as Prometheus' expenses.

               The Stock Purchase Agreement also provided that if the Company did not receive shareholder approval prior to February 15, 1998, Prometheus had the right to transfer shares purchased at the Initial Closing without being subject to the restrictions on transfer set forth in the Stockholders Agreement (as defined below), so long as it did not transfer any shares of Common Stock to a competitor of the Company.

               Pursuant to the Stock Purchase Agreement, the Company, LFREI and Prometheus entered into a Stockholders Agreement, dated July 14, 1997, (the "Stockholders Agreement") simultaneously with the Stock Purchase Agreement. Under the Stockholders Agreement, Prometheus was entitled to certain rights, including the following:

             (i) the right to nominate up to four directors to the ARV Board;
and

            (ii) from and after the date of the Stockholders Agreement until a Termination Event, the right to participate in the Company's future equity offerings for cash by purchasing its proportionate share of the securities offered therein.

               Pursuant to the Stockholders Agreement, from and after the date that the Prometheus-appointed directors became members of the ARV Board, an affirmative vote of eight of the eleven directors of the Company would have been required to take any action of the ARV Board other than in the ordinary course of business (with certain exceptions), including (i) the acquisition or sale of any business or assets having a value in excess of one percent of the Company's assets, (ii) incurrence of indebtedness having a value in excess of one percent of the Company's assets, (iii) the approval of any annual operating budget of the Company, (iv) a material change in the Company's management, (v) a change in the number of shares of Common Stock authorized for issuance and (vi) a change in the Company's dividend policy.

               Pursuant to the Stockholders Agreement, the Company was to form an executive committee initially consisting of five members, two of whom were to be appointed by LFREI. The executive committee would have been delegated authority to approve certain board actions by the affirmative vote of four of the five members. In addition, as long as Prometheus maintained a greater than 30% ownership interest in the Company, at least one LFREI-appointed director was to serve on each other special committee of the ARV Board, including the audit and compensation committees. Also, unless a Termination Event occurred, an LFREI-appointed director was to serve on the nominating committee, which generally has the authority to nominate directors and the Chairman, Chief Executive Officer and President of the Company. All nominees to the ARV Board (other than the LFREI-appointed directors) would have required the unanimous approval of the nominating committee, provided that if the nominating committee could not unanimously agree on a nominee, the nomination would have been referred to the entire ARV Board, which would have decided the matter based on a simple majority vote.

               The Stockholders Agreement also provided for a standstill period of three years during which Prometheus would have been subject to certain limitations and restrictions relating to, among other matters: (a) acquisitions of additional shares of Common Stock (generally limiting Prometheus to beneficially owning no more than 49.9% of the shares of Common Stock on a fully diluted basis), (b) acting in concert with others by becoming a member of a "group" for purposes of Section 13(d) of the Exchange Act, (c) soliciting, encouraging or proposing certain significant transactions involving the Company, (d) soliciting, initiating, encouraging or participating in the solicitation of proxies in connection with any election contest involving the ARV Board or initiating or proposing or participating in or encouraging the making of, or soliciting shareholder approval of, any shareholder proposal, (e) seeking representation on the Company's Board of Directors other than as contemplated by the Stockholders Agreement, and (f) requesting any waiver of the foregoing restrictions. For a period of two years after shareholder approval or, if earlier, until a Termination Event, Prometheus and certain of its affiliates would not have been permitted to sell any shares of Common Stock. Thereafter, and during the remaining term of the standstill period, Prometheus and certain of its affiliates, including LFREI, would have been unable to transfer any shares of Common Stock except (i) in transactions pursuant to Rule 144 under the Securities Act of 1933, (ii) in negotiated transfers to third parties other than competitors of the Company,
(iii) to certain affiliates who agreed to be bound by the terms of the Stockholders Agreement, (iv) in accordance with the registration rights agreement in a bona fide public offering or (v) subject to certain conditions, to bona fide financial institutions for the purpose of securing bona fide indebtedness.

               In addition to the Stock Purchase Agreement and the Stockholders Agreement, the Company, LFREI and Prometheus also executed a Registration Rights Agreement pursuant to which the Company granted Prometheus certain demand registration rights to facilitate the resale of the shares of Common Stock owned by it under certain conditions and certain piggyback rights to sell a portion of its shares of Common Stock in connection with certain offerings of securities by the Company. In addition, certain management shareholders of the Company (representing, in the aggregate, 2,459,474 shares of Common Stock) and Prometheus executed a voting agreement pursuant to which such shareholders agreed to vote for the Prometheus Transaction and for the directors nominated by the ARV Board's nominating committee and Prometheus.

               On July 14, 1997, the Company also executed the poison pill Rights Agreement pursuant to which the Rights were issued. See Section 7.

               On July 15, 1997, the Company and Prometheus issued a joint press release announcing the Original Prometheus Transaction. On July 16, 1997, the Company and Prometheus held a joint conference call with analysts of the Company to discuss the Original Prometheus Transaction. On July 16, 1997, the Company and Prometheus held a joint conference call with analysts of the Company to discuss the Original Prometheus Transaction. The conference call permitted shareholders and analysts interested in the Company to ask questions about the Original Prometheus Transaction. Mora Conley of Financial Relations Corp. introduced Gary Davidson and Robert Freeman, President of Lazard Freres Real Estate Investors LLC, who each made introductory remarks about the Original Prometheus Transaction. Graham Espley-Jones, Chief Financial Officer of the Company, David Collins, Senior Executive Vice President of the Company and other members of the Company's senior management also participated in the call. During the question and answer period a number of issues were discussed pertaining to the Original Prometheus Transaction including the components of Prometheus' investment, Prometheus' commitment to invest $135 million in the Company through June 30, 1999, the significance of certain related transactions and agreements, the plan to increase the size of the Company's board to 11 members, the extent of Prometheus' participation in the day-to-day activities of the Company, the Company's consideration of tender offers or other alternative proposals, the reasons behind the implementation of the poison pill and other technical issues related to the transaction.

               On July 21, 1997, Emeritus delivered the following letter to the ARV Board of Directors:

                           [LETTERHEAD OF EMERITUS]

July 21, 1997

To the Members of the
Board of Directors of
ARV Assisted Living, Inc.

Gentlemen:

               We were surprised and disappointed with the press release issued by ARV Assisted Living, Inc. ("ARV") announcing the terms of the proposed issuance of a 49.9% equity stake to Prometheus Assisted Living LLC ("Prometheus") and the adoption of a shareholders rights plan (the "Rights Plan").

               As you know, on July 10, 1997, we sent your chairman, Gary Davidson, a written proposal pursuant to which we would acquire ARV in a transaction which valued ARV common stock at $14 per share. In Mr. Davidson's written response to us dated July 11, 1997, he indicated that our proposal had been forwarded to each of the directors of ARV, and proposed scheduling a meeting for the following week to consider such proposal.

               The Prometheus transaction, and certain statements made by both Prometheus and Mr. Davidson in connection therewith, raises a number of very serious concerns:

               1. As we understand the proposed Prometheus transaction, Prometheus may purchase newly-issued ARV common stock over two years at a price of $14 per share. This, in our view, is significantly less attractive to the ARV shareholders than our offer to purchase all of the shares for the same purchase price per share. We note that the closing price for ARV's shares two days after the announcement of the Prometheus transaction was only $12-1/2 per share, reflecting the market's own tepid reaction to such proposed transaction. As holders of approximately 4.9% of ARV's common stock, we consider the proposed Prometheus transaction to be highly dilutive to the long-term value of the existing shareholders' common stock.

               2) It is apparent that ARV's board never gave serious consideration to our proposal. We believe that, both in failing to meet with us regarding our proposal and in entering into the proposed transaction with Prometheus, the board of directors of ARV (the "Board") breached its fiduciary duty to maximize shareholder value.

               3) The potential break-up fee of up to $13 million for Prometheus is enormous in light of the size of the proposed transaction. . . .  Perhaps even more importantly, we do not see any benefit to ARV in agreeing to pay a break-up fee to Prometheus, since the proposed transaction with Prometheus is not itself designed to maximize shareholder value. Thus, the break-up fee does not satisfy the primary purpose of such fees, namely to protect the value created by a transaction. Rather, it merely shifts up to $13 million of value from any other transaction that might be proposed away from ARV's shareholders.

               4) We believe that the Rights Plan constitutes an inappropriate attempt to entrench current management, especially in light of the fact that it was apparently adopted in direct response to our proposal and in order to deter any challenge to the proposed Prometheus transaction. In any event, it has the effect of chilling any other proposals to maximize shareholder value.

               5) In the conference call held with a number of major ARV shareholders, representatives of Prometheus repeatedly made a point of telling the participants that they were attracted to the announced transaction because it was entered into outside the context of competitive bid situation, thus implicitly denying the existence of our proposal despite their actual knowledge of it. Even more surprising, in response to direct questioning by one of the shareholders, Mr. Davidson affirmatively denied that ARV had received any other proposal regarding an acquisition or recapitalization of the company other than the proposal from Prometheus. Obviously, such statements by Prometheus and such statement by Mr. Davidson's are flatly incorrect and in direct contradiction of Mr. Davidson's written response to our proposal. We believe that ARV has an affirmative duty to its shareholders to correct the highly inaccurate and deceptive nature of both Prometheus' and Mr. Davidson's statements.

               6) Also during the conference call, Prometheus explained that they were only acquiring 49.9% of ARV in order to avoid certain "technical issues" involved in a change of control. We can only assume that such technical issues include the heightened duties of ARV's board in connection with a transaction involving a change in control. However, it is clear to us that the proposed transaction does result in a change in control to Prometheus. First, the transaction will result in Prometheus designating four out of eleven directors, and the bylaws of ARV being amended to require the approval of eight of the eleven directors for any board action. This obviously gives Prometheus an absolute veto power over all board actions. Second, the five-man "executive Committee" [sic] to be formed pursuant to the proposed transaction will include two of the Prometheus directors, with actions thereby requiring the approval of four out of five members. Thus, Prometheus will also have an absolute veto over executive committee actions. Finally, at 49.9%, Prometheus will be by far the largest shareholder of ARV, and will have effective voting control of ARV.

               As a consequence of the foregoing, we believe that the members of ARV's board of directors have failed to satisfy their fiduciary duty to maximize shareholder value, and have taken actions designed to entrench management to the detriment of shareholders. In addition, we believe that Prometheus and Mr. Davidson have made affirmative statements which are both false and misleading, and that ARV has an affirmative duty to correct such material misstatements.

               We believe that the shareholders for ARV have a right to be informed of our interest in pursuing a transaction with ARV. To that end, we are prepared to discuss the terms of an all-cash offer which values ARV's common stock $14 per share, and to proceed very quickly to consummate such a transaction on mutually agreeable terms.

               We hereby request the members of the board of directors of ARV to authorize and direct the appropriate officers or representatives to meet with us as soon as possible to discuss a potential transaction with us which will maximize shareholder value, and to remove any impediments to such a transaction (including the proposed transaction with Prometheus, the break-up fee included therein and the Rights Plan).

               As a significant shareholder of ARV we intend to protect our rights and those of your other shareholders.

                              Very truly yours,


                               Daniel R. Baty
                               Chairman

                                 *     *     *

               According to the First ARV Proxy Statement, on July 23, 1997, Prometheus purchased 1,921,012 shares of Common Stock for an aggregate purchase price of $26.9 million at the Initial Closing.

               On July 25, Mr. Davidson delivered the following letter to Mr.
Baty:

                              [LETTERHEAD OF ARV]

July 25, 1997

Daniel R. Baty
Chairman
Emeritus Corporation
3131 Elliot Avenue, Suite 500
Seattle, WA 98121-1031

Dear Mr. Baty:

               The Board of Directors of ARV Assisted Living, Inc. ("ARV") has asked me to respond to your letter dated July 21, 1997. While we don't think it is necessary to address each item raised in your letter, the Board wants you to be aware of the following facts.

               First, the Board carefully reviewed and considered the terms outlined in your letter dated July 10, 1997 expressing an interest in opening negotiations with ARV. Without going into all of the details, the Board determined, based on our business judgment, that those terms were significantly less attractive (and less definitive) for ARV shareholders than the terms of the Prometheus transaction, which as Starwood knows ARV had been pursuing for a considerable time. In the Board's view, the Prometheus transaction maximizes shareholder value over the long term.

               Second, the actual break-up fee for the Prometheus transaction is $7 million, not $13 million. (The $13 million figure includes an obligation to refund Prometheus $6 million as a purchase price adjustment for its initial stock purchase.) Still, $13 million is only 3.7% of the total enterprise value of ARV based on the $14.00 per share price paid by Prometheus. As you know, this is well within the standard range for transactions like this one, especially given the fact that Prometheus is paying a premium in a transaction that does not result in a majority stake. Thus, in the Board's business judgment, the break-up fee, designed to protect the value of a transaction that was in shareholders' best interest, was reasonable.

               Third, the Shareholder Rights Plan was not adopted in direct response to your July 10 letter. ARV has been considering the adoption of such a plan for some time. The primary purpose of the Shareholder Rights Plan is to ensure maximum value for all shareholders vis-a-vis any proposed transaction involving the acquisition of a significant stake in ARV. It allows the Board an opportunity to carefully consider and evaluate both the short and long term effects of such transactions on all shareholders. As you know, many companies have adopted similar rights plans and have subsequently been acquired. The Rights Plan does not therefore deter other proposals, it deters only those proposals that do not maximize shareholder value in the view of the Board of Directors. For these reasons, all seven members of our Board unanimously approved the Shareholder Rights Plan, including the five non-management directors.

               The Board's decisions were all made based on each Board member's business judgment after careful consideration of all facts, with the assistance of sophisticated professional advisors, and taking into account each Board member's background and experience. Contrary to your reckless allegations, Board members have acted in good faith to carry out our respective fiduciary duties under the laws of the State of California. Accordingly, there is no need to reconsider our decision regarding your July 10 letter.

               Finally, please be advised that any attempt by Emeritus or its partner Starwood Capital Group, LLP to interfere in the ARV-Prometheus transaction would constitute a blatant disregard of Starwood's commitment and legal obligation under the Confidentiality Agreement dated April 3, 1997, the implications of which would go far beyond the context of this transaction. Moreover, any steps taken by Emeritus/Starwood to interfere with the ARV-Prometheus transaction would also constitute tortuous interference with contract and economic relations under California law. ARV is prepared to take whatever steps may be necessary to protect and enforce its rights and the rights of its shareholders.

                              Sincerely,

                              Gary L. Davidson
                              Chairman, ARV Assisted Living, Inc.

cc: Board of Directors
    William J. Cernius, Esq. - Latham & Watkins
    Robert P. Freeman - Lazard Freres
    Kevin J. Grehan - Cravath, Swaine & Moore

                                 *     *     *

      On July 30, Mr. Baty responded with the following letter to the ARV Board of Directors:



                           [LETTERHEAD OF EMERITUS]

July 30, 1997

Board of Directors
ARV Assisted Living, Inc.
245 Fischer Avenue
Costa Mesa, CA 92626

Gentlemen:

               I have received Mr. Davidson's letter of July 25, 1997. Since our July 10 proposal to pay ARV shareholders a minimum of $14 per share, you have refused to communicate or negotiate with us, and have instead rushed forward at breakneck speed with the Prometheus transaction. Nothing in the July 25 letter can change these facts or can excuse your apparent decision to put your interests ahead of those of the shareholders you are supposed to represent.

               The July 25 letter also makes clear that you have dismissed out-of-hand the concerns about possible legal claims raised in our July 21, 1997 letter. Instead, you have gone so far as to threaten us with legal action if we attempt to present shareholders with a more attractive transaction than the Prometheus transaction. Your refusal to deal with us, to consider ways in which you might present your shareholders with a transaction more attractive than the Prometheus transaction, or to look into the serious allegations of inappropriate conduct we have previously raised leaves us no choice but to consider ways in which we can protect our interest and the interest of other shareholders, including the possibility of seeking relief in court on behalf of ARV and all of its shareholders.

               We believe we are entitled to answers to the questions we have previously raised and to the following additional questions:

               1. Why did you rush to sign the Prometheus transaction after
            July 10 proposal. Perhaps more important, why did you accelerate the first closing of that transaction by over a month from the schedule you originally announced.

               2. To date, you have not asked us for any information
            concerning our July 10 proposal. Is there any additional information that would be helpful in order to consider our proposal? If so, why have you not asked for this to date?

               3. The executed documents you published regarding the
            Prometheus transaction call for termination of the transaction if you receive a more favorable offer than the Prometheus transaction. What criteria do you intend to use to make this determination? Also, please confirm that if you make such a determination, the entirety of the Prometheus transaction, including the first closing, will be rendered null and void.

               4. As regards the $13 million termination fee, based up on your narrative on how you arrived at the percentage, we are not able to duplicate the math calculation. Please provide the details of your calculation. Further, do you consider it customary to evaluate that fee as a percentage of the entire equity interest in the company, as suggested in Mr. Davidson's July 25 letter, or as a percentage of the value of the Prometheus transaction?

               5. What is your reason for keeping our July 10 proposal from
            ARV shareholders?

               6. As to the recent adoption of the shareholders rights plan, could you please provide specific information as to when that plan was previously considered? We would also appreciate receiving copies of any minutes which show any prior consideration of that rights plan by you.

               7. What basis do you have for suggesting that Emeritus is bound by your confidentiality agreement with Starwood. We remind you that in our July 10 proposal to you, Starwood confirmed that it had not shared any confidential information with us.

               We are deeply troubled that the Board is spending time trying to defend a series of actions instead of finding the best way to advance the interests of all shareholders. We remain prepared to discuss our proposal with you, and sincerely hope that the Board will begin to consider how to fulfill its fiduciary duties to us and the other ARV shareholders.

                                        Very truly yours,


                                        Daniel R. Baty

                                        Chairman

                                    *     *     *

               On August 22, 1997, ARV filed the First ARV Proxy Statement with the Commission. The First ARV Proxy Statement set forth an Annual Meeting date of October 14, 1997, and stated that the record date for such Annual Meeting was August 19, 1997. ARV subsequently reset the record date to October 10, 1997.

The Kapson Transaction

               On October 2, 1997, an affiliate of LFREI announced that it had entered into an agreement to acquire substantially all of the stock of Kapson Senior Quarters Corp. ("Kapson"). Assuming Kapson's shareholders approve the Kapson transaction, LFREI will offer ARV the option to purchase up to a 19.9% interest (at LFREI cost) in Kapson out of the LFREI stake. LFREI also proposed that ARV establish a relationship with Kapson structured as a strategic alliance, with the two companies remaining independent.

The Emeritus Proposal

               After carefully considering a number of options (including discussing certain transactions with Prometheus), Emeritus sent the following letter to ARV on October 12, 1997, proposing an acquisition of all of the outstanding common stock of ARV for $16.50 per share in cash (the "Emeritus Proposal"):

                           [LETTERHEAD OF EMERITUS]

                                            October 12, 1997

Mr. Gary L. Davidson
Chairman of the Board,
   Chief Executive Officer and President
ARV Assisted Living, Inc.
245 Fisher Avenue, Suite D-1
Costa Mesa, CA 92626

Dear Mr. Davidson:

               We have carefully studied your current transaction with Lazard Freres Real Estate Investors L.L.C. and Prometheus Assisted Living L.L.C. and believe that we can offer you and your stockholders a far superior transaction.

               As you know, the Prometheus transaction contemplates selling (subject to Stockholder Approval) up to 49.9% of ARV's common stock to Prometheus at $14 per share, an 8% discount to the closing price of ARV's stock on Friday. If that transaction proceeds, Prometheus will acquire effective control of ARV without any value being paid to your stockholders.

               Emeritus is prepared to acquire all of the outstanding common stock of ARV for $16.50 per share in cash, a 45% premium to the $11.38 ARV stock price the day before the Prometheus transaction was first announced. Gary, clearly this is a fair price for your stockholders in light of the ARV valuation analysis disclosed in your proxy statement for the Prometheus transaction.

               This proposal is authorized by Emeritus' board of directors. Emeritus has had extensive discussions with prospective sources of financing for this proposal. Based upon those discussions we are confident that we can conclude the necessary financing required to effect the combination of our two businesses on a timely basis. In addition, last week we announced a proposed $25 million equity investment in Emeritus by NorthStar Capital Partners LLC (a private investment group with financial backing from a Union Bank of Switzerland securities affiliate and Quantum Realty Partners, a fund advised by Soros Fund Management LLC), further strengthening our balance sheet.

               The transaction would be subject to negotiation and execution of a definitive acquisition agreement, approval by your stockholders, and receipt of all necessary regulatory and other approvals. We contemplate that the definitive agreement would contain terms and conditions customary in this type of transaction.

               ARV and Emeritus are two of the leading companies in the senior housing services business. Emeritus currently holds interests in 115 communities representing capacity for 10,900 residents in 25 states and Canada. ARV currently owns and/or operates 49 assisted living facilities with approximately 6,300 units in 11 states. Together, the strategic business combination of our two companies would create a powerful critical mass, positioning the combined enterprise well for its rapid growth both internally and through acquisitions, providing the finest living facilities for its thousands of senior citizen residents, and building value for its employees, business partners, communities and, in turn, investors.

               Emeritus has recently increased its ownership position in ARV stock to approximately 8% which it is required to report to the SEC in a
Schedule 13D filing on Tuesday. Accordingly, we intend to publicly announce our proposal by press release on Monday.

               Emeritus and its advisers are available to meet with you and your advisers immediately.

                                  Sincerely yours,


                                      Daniel R. Baty
                                      Chief Executive Officer

                                  *    *    *

               On October 14, 1997, the ARV Board of Directors announced that the Company was not for sale and that the ARV Board of Directors intended to continue its commitment to its transaction with Prometheus and not to pursue negotiations with Emeritus.

               On October 15, 1997, ARV announced the resignation of Gary Davidson as President, Chief Executive Officer, Chairman and Director of ARV, effective October 13, 1997. John J. Rydzewski was appointed Chairman, and John
A. Booty was appointed President and Chief Executive Officer on an interim basis.

               On October 29, 1997, LFREI, Prometheus and ARV amended their letter agreement regarding the strategic alliance to take effect between ARV and Kapson upon the consummation of LFREI's acquisition of substantially all the stock of Kapson. Under the amended letter agreement, LFREI granted ARV the right to acquire 19.9% of Kapson's stock from LFREI at LFREI's price during the 30 days after the completion of LFREI's Kapson investment. (ARV may opt instead to permit its shareholders to purchase the Kapson stock from LFREI, in which case the right to purchase the Kapson stock expires 30 days after a registration statement is declared effective with respect to the option.) Upon the closing of the Kapson investment, ARV has a first right to negotiate management, lease and purchase arrangements on any new developments or acquisitions by Kapson on terms commercially reasonable to both parties. LFREI also agreed to negotiate in good faith with ARV on leasing or management agreements for all existing or planned Kapson facilities, not to permit Kapson to enter leasing or management arrangements for its existing facilities with entities other than ARV or Kapson's controlled affiliates, and to explore a joint venture arrangement between ARV and Kapson to house top corporate management of both companies in order to achieve economies of scale.

The Amended Prometheus Transaction

               On October 31, 1997, ARV announced that it had replaced the Original Prometheus Transaction with a new transaction, the Amended Prometheus Transaction, under which Prometheus would retain its recently acquired equity of approximately 1.9 million shares and, rather than consummate the Second Closing or Subsequent Closings, would purchase $60 million of 6-3/4% Convertible Subordinated Notes Due 2007 (the "Notes") under an Amended and Restated Stock and Note Purchase Agreement dated October 29, 1997 among LFREI, Prometheus and ARV (the "Amended Purchase Agreement").

               In connection with the issuance of the Notes, the Company and The Chase Manhattan Bank, N.A. entered into an indenture dated as of October 30, 1997 (the "Indenture"), and the Company executed a $60 million note in favor of Prometheus dated as of October 30, 1997 (the "Note"). Pursuant to the provisions of the Indenture and Note, at any time after 90 days following the date of issuance, Prometheus may convert the Notes into shares of ARV Common Stock at the conversion price of $17.25 per share, subject to certain adjustments. If there is a Change of Control or Termination of Trading (each as defined in the Indenture), Prometheus may elect to (i) require ARV to repurchase the Notes at a price of 101% of the principal amount or (ii) if the Change of Control is not approved by a majority of the continuing directors of ARV, require the Company to convert the Notes at a conversion price of $16.25. Prometheus also received certain registration rights under an Amended and Restated Registration Rights Agreement dated October 29, 1997 (the "Amended Registration Rights Agreement").

               In connection with the Amended Purchase Agreement, LFREI, Prometheus and ARV also entered into an Amended and Restated Stockholders Agreement dated October 29, 1997 (the "Amended Stockholders Agreement"), and LFREI, Prometheus and certain management of ARV entered into a Stockholders' Voting Agreement dated October 29, 1997 (the "Second Voting Agreement").
Under the Amended Stockholders Agreement, the ARV Board was expanded to nine members, three of which will be designees of Prometheus. Until Prometheus no longer owns at least 5% of the Common Stock on a fully diluted basis or at least $25 million of Common Stock (each, a "Termination Event"), at each annual or special meeting of shareholders of the Company, Prometheus will have the right pursuant to the Amended Stockholders Agreement and the Company's Bylaws to designate three nominees to the ARV Board if the ARV Board is a single class or one designee per class if the ARV Board is divided into three classes. The Company has agreed to support the nomination and the election of each designee of Prometheus to the ARV Board and to exercise all authority under applicable law to cause each designee of Prometheus to be elected to the ARV Board. With respect to each meeting of shareholders of the Company at which directors are to be elected, the Company is required to use its reasonable efforts to solicit from the shareholders of the Company proxies in favor of each designee of Prometheus. During the period that Prometheus has the right to designate nominees to the ARV Board, the number of directors on the ARV Board may not exceed nine.

               Under the Amended Stockholders Agreement, the Company is required to use commercially reasonable efforts to identify, select and retain a new President/CEO of the Company by the ninetieth day after the closing under the Amended Stock and Note Purchase Agreement. In connection with the retention of such President/CEO, the Company is required to obtain the prior written consent of Prometheus, which consent may not be unreasonably withheld. Upon the retention of a new President/CEO of the Company, the Company is further required under the Amended Stockholders Agreement to use its best efforts to cause a director who is not a designee of Prometheus to resign from the ARV Board, and the Company and Prometheus will use their best efforts to cause such new President/CEO to be elected to the ARV Board.

               From and after the date of the Amended Stockholders Agreement until a Termination Event, Prometheus will generally have the right to participate in the Company's future equity offerings for cash by purchasing its proportionate share of the securities offered therein.

               During a standstill period of three years (which period is subject to early termination in certain circumstances) (the "Standstill Period"), Prometheus will be subject to certain limitations and restrictions relating to, among other matters: (a) acquisitions of additional shares of Common Stock (generally limiting Prometheus to beneficially owning no more than 49.9% of the shares of Common Stock on a fully diluted basis (except that shares of Common Stock issuable upon conversion of the Company's convertible debt or upon exercise of options granted under management benefit plans shall not be included), (b) acting in concert with others by becoming a member of a "group" for purposes of Section 13(d) of the Securities Act of 1934 and the rules promulgated thereunder, (c) soliciting, encouraging or proposing certain significant transactions involving the Company, (d) soliciting, initiating, encouraging or participating in the solicitation of proxies in connection with any election contest involving the ARV Board or initiating or proposing or participating in or encouraging the making of, or soliciting stockholder approval of, any stockholder proposal, (e) seeking representation on the ARV Board other than as contemplated by the Amended Stockholders Agreement, (f) entering into or permitting Kapson to enter into sale/leaseback or other financing arrangements of the type contemplated by the Amended Kapson Letter Agreement with any company (other than the Company) the principal business of which is the ownership, management, operation and development of assisted-living facilities in the United States, (g) requesting any waiver of the foregoing restrictions or (h) assisting, advising, encouraging or acting in concert with any person with respect to any of the foregoing.

               During the Standstill Period, Prometheus and its affiliates may not transfer any shares of Common Stock except (a) in transactions pursuant to Rule 144 under the Securities Act of 1933, (b) in negotiated transfers to third parties other than certain companies engaged in the business of operating assisted-living facilities, (c) to certain affiliates who agree to be bound by the terms of the Amended Stockholders Agreement, (d) in accordance with the Amended Registration Rights Agreement in a bona fide public offering and (e) subject to certain conditions, to bona fide financial institutions for the purpose of securing bona fide indebtedness.

               In addition, during the Standstill Period, Prometheus is required to vote all shares of Common Stock owned by it representing an aggregate ownership in excess of 35.8% of the outstanding shares of Common Stock in one of the following two manners: (x) in accordance with the recommendation of the ARV Board or (y) proportionally in accordance with the votes of the other holders of Common Stock. Prometheus is also required to vote all of its shares of Common Stock in favor of the election of all directors nominated by the nominating committee of the Company, if any, or the ARV Board, provided such nominations are in accordance with certain provisions of the Amended Stockholders Agreement.

               The Standstill Period will terminate prior to its stated term in the event of certain occurrences such as a material event of default by the Company or any subsidiary under any debt agreement or a material violation of a material covenant under the Amended Stock and Note Purchase Agreement.

               Under the terms of the Amended Stockholders Agreement, Prometheus and certain of its affiliates, including LFREI, shall be restricted from owning any equity interest in any public or private company engaged primarily in the assisted-living business in the United States without the consent of 75% of the directors of the Company, excluding those nominated by Prometheus.

               Under the Second Voting Agreement, the following management stockholders of the Company and their affiliates have agreed to vote for the directors nominated by (a) Prometheus and (b) the nominating committee of the ARV Board, if any, or the ARV Board: John A. Booty; Booty-Jones Family Partnership; Booty Family Trust; Karen A. Booty Charitable Remainder Trust; John A. Booty Charitable Remainder Unitrust; David P. Collins; D&V Collins Family Limited Partnership; Collins Family Community Property Trust; David P. Collins Annuity Trust; and Graham P. Espley-Jones.

               On November 10, 1997, ARV announced that it transferred its listing from the Nasdaq National Market System to the American Stock Exchange, the purported effect of which is to eliminate the availability of cumulative voting for the public shareholders.

               On November 14, 1997, the Company announced a $25 million share repurchase program. Under this program the Company can reduce the amount of shares of Common Stock outstanding that are not held by ARV management or Prometheus, thus effectively increasing the percentage of outstanding Common Stock owned by ARV management and Prometheus while also decreasing the likelihood that ARV public shareholders can defeat any future ARV Board proposal.

               On November 21, 1997, ARV filed the ARV Proxy Statement with the Commission. The ARV Proxy Statement set forth an Annual Meeting date of January 8, 1998, and stated that the record date for such Annual Meeting was November 14, 1997.

               On November 24, 1997, Emeritus filed its preliminary proxy materials with the Commission.

               On December 8, 1997, ARV announced that the ARV Board had appointed Howard G. Phansteil as Chairman of the ARV Board and Chief Executive Officer of ARV and Lawrence B. Murphy as President and Chief Operating Officer. In connection with these appointments, James Peters resigned from the ARV Board in order to make a seat available for Mr. Phansteil.

The Redemption of the Notes by ARV

               On December 8, 1997, ARV announced that it issued approximately
4.3 million shares of ARV Common Stock (the "Redemption Shares") to Prometheus in exchange for all of the Notes held by Prometheus. The optional redemption was made at the price of $17.25 per share of ARV Common Stock and included payment to Prometheus for the 23.14% optional redemption premium and accrued interest to date on the Notes. Assuming that the optional redemption of the Notes and the corresponding issuance of the Redemption Shares to Prometheus by ARV was valid, Prometheus owns, as of December 8, 1997, a total of approximately 6.2 million shares of ARV Common Stock, representing approximately a 39% stake in ARV.

               ARV also announced on December 8, 1997 that the Annual Meeting scheduled for January 8, 1998 has been rescheduled for January 28, 1997 and that the record date for the Annual Meeting was being moved from November 14, 1997 to December 18, 1997. The combined effect of the change in the record date for the Annual Meeting and the optional redemption of the Notes, assuming such redemption was valid, is to allow Prometheus to vote the Redemption Shares at the Annual Meeting. Pursuant to the Voting Agreement, the Redemption Shares must be voted in favor of the Prometheus Transaction and in favor of the ARV Nominees at the Annual Meeting. The Redemption Shares, when combined with the ARV Common Stock currently subject to the Voting Agreement, represent approximately 48% of the outstanding ARV Common Stock.

               Emeritus has filed litigation which disputes, among other things, the validity of the redemption by ARV of the Notes and the corresponding issuance by ARV to Prometheus of the Redemption Shares.

The Emeritus Litigation

               On December 9, 1997, Emeritus filed a complaint (the "Complaint") in Orange County Superior Court for the State of California (the "Court") against ARV and the ARV Board. The Complaint asserts five claims based on a number of alleged breaches of fiduciary duty by defendants, including (1) that ARV's decision to redeem the Notes at approximately 123% of their face value and thereby issue approximately 4.3 million discounted shares of ARV Common Stock which are contractually bound to be voted in support of the current ARV Board was for the purpose of entrenchment; (2) that the ARV Board has failed to maximize value for the ARV Stockholders in light of the change in control of ARV effected by the transactions with Prometheus; (3) that the transactions with Prometheus were improper defensive measures undertaken by the ARV Board for the purpose of entrenchment; (4) that the ARV Board failed to exercise due care in considering the transactions with Prometheus and in refusing to negotiate with Emeritus and summarily rejecting Emeritus' proposals; and (5) that the ARV Board implemented the Rights Plan for the improper purpose of entrenchment. Among other requests for relief, Emeritus seeks a declaration by the Court that these acts were in violation of defendants' fiduciary duties and an injunction (i) rescinding and nullifying the redemption of the Notes, (ii) rescinding and nullifying the transactions with Prometheus, (iii) directing that defendants take prompt and diligent steps to maximize ARV shareholder value, and (iv) directing that defendants redeem the Rights Plan or make it inapplicable to Emeritus.

               On December 10, 1997, Emeritus filed a motion with the Court seeking expedited discovery from defendants so that it could seek relief on its claims from the Court prior to ARV's January 28, 1998 Annual Meeting. The parties subsequently entered into a stipulation providing that Emeritus would obtain expedited discovery from defendants, setting forth a briefing schedule for Emeritus' motion for declaratory and injunctive relief, and agreeing on a January 22, 1998 hearing date before the Court. In light of the stipulation, Emeritus has withdrawn its motion for expedited discovery.

               On December 12, 1997, Emeritus submitted a letter to the American Stock Exchange ("AMEX") in which it brought to the attention of the AMEX ARV's actions in redeeming the Notes and issuing the Redemption Shares to Prometheus. Emeritus stated to the AMEX that it believes ARV's actions circumvented and violated Section 713 of AMEX's Listing Standards, Policies and Requirements.

               On December 16, 1997, ARV announced that its new President and Chief Operating Officer, Lawrence Murphy, would not be joining ARV, and instead would remain at Marriott.

               On December 19, 1997, Emeritus launched its Offer to acquire all of ARV at $17.50 per share.

               Except as described in this Offer to Purchase (including the Schedules), none of the Purchaser, Emeritus or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, or any associate or majority owned subsidiary of the Purchaser, Emeritus or any of the persons so listed, beneficially owns any equity security of the Company, and none of the Purchaser, Emeritus or, to the best knowledge of the Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days. The Purchaser and Emeritus disclaim beneficial ownership of any Shares owned by any pension plan of Emeritus or any affiliate of Emeritus.

               Except as described in this Offer to Purchase, as of the date hereof (a) there have not been any contacts, transactions or negotiations between the Purchaser or Emeritus, any of their respective subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (b) none of the Purchaser, Emeritus or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company. During the offer, the Purchaser and Emeritus intend to have ongoing contacts and negotiations with the Company and its directors, officers and shareholders.

11.   Purpose of the Offer; Plans for the Company.

               Purpose. The purpose of the Offer is to enable Emeritus to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the Shares. Emeritus currently intends, as soon as practicable following consummation of the Offer, to propose and seek to have the Company consummate the Proposed Merger. The purpose of the Proposed Merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Proposed Merger, each then outstanding Share (other than Shares owned by the Purchaser, Emeritus or any of their subsidiaries, Shares held in the treasury of the Company and Shares owned by shareholders who perfect any available appraisal rights under the California Law) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer.

               Except in the case of a "short-form" merger as described below, under the California Law the approval by the Board of Directors of the Company and the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by Emeritus and the Purchaser) would be required to approve the Proposed Merger. If Emeritus and the Purchaser acquire, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares, which could be the case if the Minimum Tender Condition were satisfied, they would have a sufficient number of Shares to approve the Proposed Merger without the affirmative vote of any other holder of Shares.

               The California Law also provides that if a parent owns at least 90% of the outstanding shares of a subsidiary, the parent company can effect a "short-form" merger with that subsidiary without a shareholder vote. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Proposed Merger without any approval by any other shareholder of the Company.

               The California Law further provides that shareholders of a company may bring an action to attack the validity of or to set aside a reorganization or short-form merger that involves two corporations under common control, and that in any such action the controlling corporation has the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party. If such provision is determined to be applicable to the Proposed Merger, Emeritus and the Purchaser believe they can sustain the burden of proving that the transaction is just and reasonable.

               Under the California Law, the Proposed Merger may not be accomplished for cash paid to the Company's shareholders if the Purchaser or Emeritus owns directly or indirectly more than 50% but less than 90% of the then outstanding Shares unless either all the shareholders consent or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Proposed Merger and the fairness thereof. If such shareholder consent or Commissioner of Corporations approval is not obtained, the California Law requires that the consideration received in the Proposed Merger consist only of non-redeemable common stock of Emeritus. The purpose of the Offer is to obtain 90% or more of the Shares (on a fully diluted basis) and to enable Emeritus and the Purchaser to acquire all of the equity of the Company.

               In the event the Purchaser obtains in excess of 50% but less than 90% of the outstanding Shares, the Purchaser intends: (i) to increase its ownership of Shares to 90% of the then outstanding Shares by one or more means including, without limitation, by purchasing additional Shares in the open market or through privately negotiated transactions; (ii) to seek to reincorporate the Company in another jurisdiction; or (iii) to file (or cause the Company to file) an application with the California Commissioner of Corporations for approval, after a hearing, of the terms and conditions of the Proposed Merger and the fairness thereof. At any meeting of the shareholders of the Company relating to the Proposed Merger, the Emeritus and its subsidiaries intend to vote in favor of the Proposed Merger any and all Shares which they have or control the right to vote.

               Furthermore, Section 1203 of the California Law provides that if a proposal such as the Proposed Merger is made to some or all of the shareholders of a California corporation by an Interested Party (defined generally as any person that controls or is controlled by the corporation that is the subject of the proposal), an affirmative opinion in writing as to the fairness of the consideration to the shareholders of that corporation (a "Fairness Opinion") shall be delivered to the shareholders. Neither Emeritus nor the Purchaser believes that it is an Interested Party as of the date hereof. Following consummation of the Offer, Purchaser may be deemed to be an Interested Party in which case it may be necessary to provide the shareholders of the Company with a Fairness Opinion prior to consummating the Proposed Merger.

               The foregoing summary of California Law does not purport to be complete and is qualified in its entirety by reference to the provisions of Sections 1101 and 1203 of the California Law.

               If the Proposed Merger has not been consummated, the Purchaser or an affiliate of the Purchaser may, either immediately following the consummation or termination of the Offer (whether or not the Purchaser purchases Shares pursuant to the Offer) or from time to time thereafter, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the Offer. Alternatively, Emeritus and its subsidiaries reserve the right to sell or otherwise dispose of any or all of the Shares acquired by them pursuant to the Offer or otherwise, upon such terms and at such prices as they shall determine.

               The precise timing and other details of any merger or other business combination transaction will depend on a variety of factors such as general economic conditions and prospects, the future prospects, asset value and earnings of the Company, the number of Shares acquired by the Purchaser pursuant to the Offer or otherwise and the statutory requirements described above. The Purchaser can give no assurance that a merger or other business combination will be proposed or that, if it is proposed, it will not be delayed or abandoned. The Purchaser expressly reserves the right not to propose any merger or similar business combination involving the Company, or to propose a merger or other business combination on terms other than those set forth herein, and its ultimate decision could be affected by information hereafter obtained by the Purchaser, changes in general economic or market conditions or in the business of the Company or other factors.

               Emeritus intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Emeritus. If such negotiations result in a definitive merger agreement with the Company, the consideration to be received by holders of Shares could include or consist of securities, cash or any combination thereof. Accordingly, such negotiations could result in, among other things, termination of the Offer (see Section 14) and submission of a different acquisition proposal to the Company's shareholders for their approval.

               On November 21, 1997, the Company filed a Preliminary Proxy Statement (the "ARV Proxy Statement") with the Securities and Exchange Commission (the "Commission"). Pursuant to the ARV Proxy Statement, the Company is seeking shareholder approval at the Annual Meeting of Shareholders, which is to be held on January 28, 1998 (the "Annual Meeting"), for the Company's proposals to (i) amend the Restated Articles of Incorporation of the Company increasing the maximum number of authorized directors of the Company from nine to 10, (ii) reincorporate the Company as a Delaware corporation, and (iii) elect nine directors to the Company's Board of Directors.

               On November 24, 1997, Emeritus filed preliminary proxy solicitation materials with the Commission (a) for use at the Annual Meeting in connection with the solicitation of proxies from shareholders of the Company (the "Proxy Solicitation") for the following purposes: (i) to elect nine nominees of Emeritus (the "Emeritus Nominees") to the ARV Board, (ii) to vote for the reincorporation of the Company in Delaware and (iii) to abstain from voting on the proposal to increase the maximum number of authorized directors from nine to ten and (b)(i) to solicit agent designations to call a Special Meeting of shareholders of ARV for February 6, 1998 (the "Special Meeting") for the purpose of considering and voting upon an Agreement and Plan of Merger between Emeritus and ARV pursuant to which Emeritus will acquire all of the outstanding Common Stock of ARV for $17.50 per share in cash and (ii) to adjourn the Special Meeting from time to time. The Emeritus Nominees intend to (a) redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and Proposed Merger), which would satisfy the Rights Condition, and take such other actions as may be required to expedite the prompt consummation of a merger agreement with Emeritus or (b) if any other transaction is proposed, consider such a transaction, subject in all cases to fulfillment of the fiduciary duties that they would have as directors of the Company.

                The Offer does not constitute a solicitation of proxies from the Company's shareholders. Any such solicitation (including the Proxy Solicitation) will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(A) of the Exchange Act.

               Plans for the Company. In connection with the Offer, Emeritus and the Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that the Purchaser acquires control of the Company, whether pursuant to the Proposed Merger Agreement or otherwise. In addition, if and to the extent that the Purchaser acquires control of the Company or otherwise obtains access to the books and records of the Company, Emeritus and the Purchaser intend to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, changes in the Company's business, corporate structure, certificate of incorporation, by-laws, capitalization, management or dividend policy.

               If the Proposed Merger is consummated, Emeritus plans to consider the ways in which the operations of Emeritus assisted-living communities and ARV communities can be consolidated to achieve the economies of scale that may be presented by a larger operation. Initially, Emeritus intends to conduct an analysis of the operations of both Emeritus and ARV, selecting the best practices for use in the business of the combined companies. Later steps could include conforming the operating practices of ARV communities and Emeritus communities to common standards, consolidating administrative and financial staffing, modifying financing and identifying duplicate or overlapping areas of operation. Emeritus also may consider the disposition of selected communities that are underperforming or that are redundant when combined with Emeritus communities, although there is no present intention to do so. Emeritus would expect such changes to occur over time after careful study and analysis. Emeritus has not made any plans with respect to the headquarters of the Company and intends to evaluate its options at the time it acquires the Company.

               Except as indicated in this Offer to Purchase, neither Emeritus nor the Purchaser has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, consolidation, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company's capitalization or dividend policy, a class of securities of the Company being delisted from a national securities exchange, a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act or any other material changes in the Company's corporate structure or business or the composition of the Board of Directors or management of the Company.

12.   Dividends and Distributions.

               If, on or after December 19, 1997, the Company should (a) split, combine or otherwise change the Shares or its capitalization (other than by redemption of the Rights in accordance with their terms as such terms have been publicly disclosed prior to December 19, 1997), (b) acquire or otherwise cause a reduction in the number of outstanding Shares or other securities (other than as aforesaid) or (c) issue or sell additional Shares (other than the issuance of Shares under options outstanding prior to December 19, 1997, in each case in accordance with the terms of such options as such terms have been publicly disclosed prior to December 19, 1997), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire any of the foregoing, then, subject to the provisions of Section 14, the Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the Offer Price and other terms of the Offer, including without limitation, the number or type of securities offered to be purchased.

               If, on or after December 19, 1997, the Company should declare or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Purchase or to their nominees or transferees on the Company's stock transfer records, then, subject to the provisions of Section 14, (a) the Offer Price may, in the sole discretion of the Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (b) the whole of any such noncash dividend, distribution or issuance to be received by the tendering shareholders will (i) be received and held by the tendering shareholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (ii) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by the Purchaser in its sole discretion.

13. Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations

               Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

               Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the American Stock Exchange for continued listing and may, therefore, be delisted from such exchange. According to the American Stock Exchange's published guidelines, the American Stock Exchange could consider delisting the Shares if, among other things, the number of publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 200,000, there were less than 300 holders of at least 100 Shares or the aggregate market value of the publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than $1 million. According to public filings, as of December 8, 1997, 15,846,498 Shares were outstanding (including the 1,921,012 shares issued to Prometheus under the Original Prometheus Transaction and the 4,262,226 shares issued to Prometheus upon redemption of $60 million of 6- 3/4% Convertible Subordinated Notes due 2007, both of which issuances are being challenged by Emeritus in court). If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the American Stock Exchange for continued listing on the American Stock Exchange, the market for Shares could be adversely affected.

               In the event that the American Stock Exchange were to delist the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

               Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

               According to publicly available information, the Rights are registered under the Exchange Act, but are attached to the Shares and are not currently separately transferable. The Purchaser believes that, as a result of the commencement of the Offer, the Distribution Date may occur as early as December 29, 1997, unless prior to such date the Company's Board of Directors redeems the Rights, amends the Rights Agreement to make the Rights inapplicable to the Offer or delays the Distribution Date. See Section 7. According to the Company Rights 8-K, as soon as possible after the occurrence of the Distribution Date, certificates for Rights will be sent to all holders of Rights and the Rights will become transferable apart from the Shares. If the Distribution Date occurs and the Rights separate from the Shares, the foregoing discussion with respect to the effect of the Offer on Exchange Act registration would apply to the Rights in a similar manner.

               If registration of the Shares is not terminated prior to the Proposed Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares and Rights under the Exchange Act will be terminated following the consummation of the Proposed Merger.

               Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

14.   Certain Conditions of the Offer.

               Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer, if, in the sole judgment of the Purchaser (i) at or prior to the Expiration Date any one or more of the Minimum Tender Condition, the Rights Condition, the Financing Condition, the Board Approval Condition or the Note Recission Condition has not been satisfied, (ii) the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated or (iii) at any time before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following events shall occur or shall be determined by the Purchaser to have occurred:

             (a) there shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority or agency, domestic, foreign or supranational (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i)(A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, in addition to those required by Federal securities laws and the California Law (each as in effect on the date of this Offer to Purchase), in connection with, the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by the Purchaser, Emeritus or any other affiliate of Emeritus or the consummation by the Purchaser, Emeritus or any other affiliate of Emeritus of a merger or other similar business combination with the Company, (B) seeking to obtain material damages or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer or any such merger or business combination, (ii) seeking to prohibit the ownership or operation by the Purchaser, Emeritus or any other affiliate of Emeritus of all or any portion of the business or assets of the Company and its subsidiaries or of the Purchaser, Emeritus or any other affiliate of Emeritus or to compel the Purchaser, Emeritus or any other affiliate of Emeritus to dispose of or hold separate all or any portion of the business or assets of the Company or any of its subsidiaries or of the Purchaser, Emeritus or any other affiliate of Emeritus or seeking to impose any limitation on the ability of the Purchaser, Emeritus or any other affiliate of Emeritus to conduct such business or own such assets, (iii) seeking to impose or confirm limitations on the ability of the Purchaser, Emeritus or any other affiliate of Emeritus effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser, Emeritus or any other affiliate of Emeritus on all matters properly presented to the Company's shareholders, (iv) seeking to require divestiture by the Purchaser, Emeritus or any other affiliate of Emeritus of any Shares, (v) seeking any material diminution in the benefits expected to be derived by the Purchaser, Emeritus or any other affiliate of Emeritus as a result of the transactions contemplated by the Offer or any merger or other similar business combination with the Company, (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the sole judgment of the Purchaser, might materially adversely affect the Purchaser or any of its subsidiaries or the Purchaser, Emeritus or any other affiliate of Emeritus or the value of the Shares or (vii) in the sole judgment of the Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries;


             (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) the Purchaser, Emeritus or any other affiliate of Emeritus or the Company or any of its subsidiaries or (ii) the Offer or any merger or other similar business combination by the Purchaser, Emeritus or any other affiliate of Emeritus with the Company, by any government, legislative body or court, domestic, foreign or supranational, or Governmental Entity, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that, in the sole judgment of the Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;


             (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries that, in the sole judgment of the Purchaser, is or may be materially adverse to the Company or any of its subsidiaries, or the Purchaser shall have become aware of any facts that, in the sole judgment of the Purchaser, have or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to the Purchaser, Emeritus or any other affiliate of Emeritus;


             (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or in the market price of Shares, (iii) any change in the general political, market, economic or financial conditions in the United States that could, in the sole judgment of the Purchaser, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries or the trading in, or value of, the Shares, (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that, in the sole judgment of the Purchaser, might affect the extension of credit by banks or other lending institutions, (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;


             (e) the Company or any of its subsidiaries shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization (other than by redemption of the Rights in accordance with their terms as such terms have been publicly disclosed prior to December 19, 1997), (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities (other than as aforesaid), (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under option prior to December 19, 1997, in accordance with the terms of such options as such terms have been publicly disclosed prior to December 19,
1997), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing or redeemed any currently outstanding convertible securities for cash or Shares or exercised any other rights or allowed the holder to exercise any rights under such convertible securities, (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company, (v) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants, (vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that in the sole judgment of the Purchaser could adversely affect either the value of the Company or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to the Purchaser, Emeritus or any other affiliate of Emeritus, (ix) entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business, or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or the Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to December 19, 1997, or
(xi) amended or authorized or proposed any amendment to, the Company's certificate of incorporation or by-laws, or the Purchaser shall become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to December 19, 1997;


             (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13G on file with the Commission prior to December 19, 1997, (ii) any such person, entity or group that prior to December 19, 1997, had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any assets or subsidiaries of the Company;


             (g) any approval, permit, authorization, license, contract, lease or consent of any person, entity or Governmental Entity (including those described or referred to in Section 15) shall not have been obtained, transferred or assigned on terms satisfactory to the Purchaser in its sole discretion;


             (h) the Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer, or the Purchaser, Emeritus or any other affiliate of Emeritus shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company; which, in the sole judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by the Purchaser, Emeritus or any other affiliate of Emeritus) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment;


               (i) the Purchaser shall have concluded in its sole discretion that following consummation of the Offer, it will not have the ability to effectuate the Proposed Merger; or

               (j) the Purchaser shall have concluded in its sole discretion, that Sections 1101 and/or 1203 of the CGCL or any other applicable state anti-takeover laws prevent the Purchaser from effectuating the Proposed Merger as currently planned.

               The foregoing conditions are for the sole benefit of the Purchaser and Emeritus and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 14 will be final and binding upon all parties.

15.   Certain Legal Matters; Required Regulatory Approvals.

               Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, neither the Purchaser nor Emeritus is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of the Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by any governmental entity that would be required or desirable for the acquisition or ownership of the Shares by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, the Purchaser and Emeritus currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws". While, except as otherwise expressly described in this Section 15, the Purchaser does not presently intend to delay the acceptance for payment of or payment for the Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 for certain conditions to the Offer.

               State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment. See Section 11.

               The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or pay for the Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 14.

               Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15-calendar day waiting period following the filing by Emeritus of a Notification and Report Form with respect to the Offer, unless Emeritus receives a request for additional information or documentary material from the Antitrust Division or the FTC or early termination of the waiting period is granted. Emeritus expects to make such filing on December 19, 1997. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from Emeritus concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Emeritus with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Emeritus.
In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

               The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's acquisition of the Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or the consummation of the Proposed Merger or seeking the divestiture of the Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Emeritus or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

               Appraisal Rights. Holders of Shares do not have dissenters' rights as a result of the Offer. However, in connection with the Proposed Merger, holders of Shares, by complying with the provisions of Chapter 13 of the California Law, may have certain rights to dissent and to require the Company to purchase the Shares for cash at fair market value. In general, holders of Shares will be entitled to exercise "dissenters' rights" under the California Law only if the holders of five percent or more of the outstanding Shares properly file demands for payment or if the Shares held by such shareholders are subject to any restriction on transfer imposed by the Company or any law or regulation ("Restricted Shares"). Accordingly, any holder of Restricted Shares and, if the holders of five percent or more of the Shares properly file demands for payment, all other such holders who fully comply with all other applicable provisions of Chapter 13 of the California Law will be entitled to require the Company to purchase their shares for cash at their fair market value if the Proposed Merger is consummated. In addition, if immediately prior to the Effective Date, the Shares are not listed on the list of OTC margin stocks issued by the Federal Reserve Board, holders of Shares may likewise exercise dissenters' rights by fully complying with the provisions of Chapter 13 of the California Law. Shareholders may exercise their dissenters' rights as to any or all of their Shares entitled to such rights. If the statutory procedures under the California Law relating to dissenters' rights were complied with, such rights could lead to a judicial determination of the fair market value of the Shares. The "fair market value" would be determined as of the day before the first announcement of the terms of the Proposed Merger, excluding any appreciation or depreciation in consequence of the Proposed Merger. The value so determined could be more or less than the price per Share to be paid in the Proposed Merger.

               In addition, Emeritus intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Emeritus. If such negotiations result in a definitive merger agreement between the Company and Emeritus (other than with respect to the Proposed Merger), holders of the Shares may or may not have dissenters' rights under the California Law in connection with the consummation of the merger contemplated thereby, depending upon the terms and structure of any such merger.

               Going Private Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Proposed Merger or any other merger involving the Company. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the merger or (b) any such merger is consummated within one year after the purchase of the Shares pursuant to the Offer and such merger provided for shareholders to receive consideration for their Shares at least equal to the consideration paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the Commission and disclosed to shareholders prior to the consummation of the transaction.

               Regulatory Approvals including Approval from Federal and State Healthcare Regulatory Authorities. The Company owns, operates and/or manages assisted-living facilities in California, Florida, Arizona, Colorado, Indiana, Nevada, Ohio, Texas, Virginia, Massachusetts, New Jersey, Michigan, New Mexico and New York. Except as described herein, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, Emeritus is not aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Emeritus' acquisition of the Common Stock (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by any governmental entity that would be required or desirable for the acquisition or ownership of the Common Stock by Emeritus as contemplated herein other than, as set forth below, routine licensure approval which may be required in certain states. Should any such approval or other action be required or desirable, Emeritus currently contemplates that such approval or other action will be sought. While the Purchaser does not presently intend to delay the acceptance for payment of or payment for the Shares tendered pursuant to the Emeritus Proposal pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

               Depending on the state in which the assisted-living facility is located, the regulatory requirements of such jurisdiction may require notice of and/or approval prior to any direct or indirect change in ownership, control or management of any of the facilities or services. These regulatory requirements include, without limitation, those providing for licensure, as well as federal laws regarding participation in the Medicaid programs if and to the extent any of the facilities participate in Medicaid. To the extent that the consummation of the Proposed Merger is determined to constitute any such change in ownership, control or management of facilities or services under the applicable regulatory requirements, consummation of the Offer and the consummation of the Proposed Merger would be subject to compliance with the regulatory requirements of the applicable state and federal laws and receipt, to the extent applicable, of any required approvals or other authorizations. The state and federal requirements are subject to interpretation by the various agencies.

               In October 1997, Emeritus contacted the various state agencies responsible for licensing the Company's facilities and notified them of Emeritus' intent to acquire all of the outstanding common stock of the Company. Emeritus requested that the agencies confirm Emeritus' determination that such a transaction would not constitute a change of ownership under the applicable states licensure and certification laws. As of the date hereof, Arizona, Colorado, Florida, Indiana, Nevada, Ohio, Texas and Virginia have concurred with Emeritus' determination. Depending on the ownership status of the Company's facility in Massachusetts only minor changes to the license are necessary. California and New Jersey have determined that the Offer and Proposed Merger do constitute a change of control and Emeritus will have to take appropriate measures to comply with the licensure laws in such states.
As of the date hereof, Michigan, New Mexico and New York have not responded in full to Emeritus.

16.   Fees and Expenses.

               DMG is acting as the Dealer Manager for the Offer and as Emeritus' financial advisor in connection with Emeritus' proposed acquisition of the Company. For its services, Emeritus has agreed to pay DMG a retainer fee of $250,000 upon the announcement of the Offer, an additional fee of $500,000 upon the delivery by DMG of an opinion to the Board of Directors of Emeritus with respect to the fairness from a financial point of view to Emeritus of the consideration paid in the Offer or the Proposed Merger (the "Opinion Fee"), and a transaction fee of $1,500,000 (against which any Opinion Fee will be credited) upon the purchase of Shares pursuant to the Offer. Emeritus also has agreed to reimburse DMG for all out-of-pocket expenses incurred by DMG in connection with its engagement, including fees and disbursements of its counsel. Emeritus also has agreed to indemnify DMG and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of DMG's engagement as financial advisor and Dealer Manager.

               The Purchaser and Emeritus have retained D.F. King & Co., Inc. to act as the Information Agent and The Bank of New York to serve as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by personal interviews, mail, telephone, facsimile, telegraph and other electronic means and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Shares. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the federal securities laws.

               Neither the Purchaser nor Emeritus will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.   Miscellaneous.

               The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

               No person has been authorized to give any information or to make any representation on behalf of the Purchaser or Emeritus not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

               The Purchaser has filed with the Commission a Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer and may file amendments thereto. Such Schedule 14D-1 and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 (except that such material will not be available at the regional offices of the Commission).

                                                      EMAC Corp.

December 19, 1997


                                                                   SCHEDULE I

        DIRECTORS AND EXECUTIVE OFFICERS OF EMERITUS AND THE PURCHASER

                 DIRECTORS AND EXECUTIVE OFFICERS OF EMERITUS

               The name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Emeritus are set forth below. Unless otherwise indicated, the principal business address of each director or executive officer is Emeritus Corporation, 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121. Directors are identified by an asterisk. Each such person is a citizen of the United States, except Mr. Iue, who is a citizen of Japan, and Mr. Carter, who is a citizen of the United Kingdom.

                                                          Position with Emeritus; Principal Occupation or Employment;
Name and Business Address                                                 Five-Year Employment History
-------------------------                          -------------------------------------------------------------------
Daniel R. Baty*                                    One of the founders of Emeritus, Mr. Baty has served as its Chief
                                                   Executive Officer and as a director since its inception in 1993 and became Chairman of the Board in April 1995.  Mr. Baty has served as
                                                   Chairman of the Board of Holiday Retirement Corp. ("Holiday") since
                                                   1987 and served as its Chief Executive Officer from 1991 through
                                                   September 1997.  Since 1984, Mr. Baty has served as Chairman of the
                                                   Board of Columbia-Pacific Group, Inc. ("Columbia-Pacific") and,
                                                   since 1986, Chairman of the Board of Columbia-Pacific Management,
                                                   Inc. ("Columbia Management"), both of which companies are wholly owned by Mr. Baty and engaged in developing independent-living facilities and providing consulting services regarding that market.

Raymond R. Brandstrom*                             One of the founders of Emeritus, Mr. Brandstrom has served as its
                                                   President and Chief Operating Officer and as a director since its inception in 1993.  From May 1992 to October 1996, Mr. Brandstrom
                                                   served as President of Columbia-Pacific and Columbia Management.
                                                   From May 1992 to May 1997, Mr. Brandstrom served as Vice
                                                   President and Treasurer of Columbia Winery, a company affiliated with Mr. Baty that is engaged in the production and sale of still table wines.

Motoharn Iue*                                      Director of Emeritus since April 1995.  Mr. Iue has served as
Sanyo North America Corporation                    Chairman of the Board of Sanyo North America Corporation
2055 Sanyo Avenue                                  ("Sanyo") and President of Three Oceans Inc. ("Three Oceans") since
San Diego, CA 92173                                October 1996.  Mr. Iue previously served as President of Sanyo and as
                                                   Chairman of the Board of Three Oceans and still serves as Chief
                                                   Executive Officer of Sanyo and Chief Executive Officer of Three
                                                   Oceans.  Three Oceans Inc. is a shareholder of Emeritus.  Mr. Iue has been a director of Sanyo since 1977.

Tom A. Alberg*                                     Director of Emeritus since November 1995.  Since January 1996, Mr.
Madrona Investment Group LLC                       Alberg has been a principal of Madrona Investment Group, L.L.C., a
1000 Second Avenue, Suite 3700                     private merchant banking firm.  Mr. Alberg was President and a
Seattle, WA 98104                                  director of LIN Broadcasting Corporation, a cellular telephone company, from April 1991 to October 1995, and Executive Vice
                                                   President of AT&T Wireless Services, formerly McCaw Cellular
                                                   Communications, Inc., from July 1990 to October 1995.  Mr. Alberg is also a director of Active Voice Corporation, Amazon.com, ConnextT,
                                                   Inc., Mosaix Corporation, Teledesic Corporation and Visio
                                                   Corporation.

Patrick Carter*                                    Director of Emeritus since November 1995.  Since 1985, Mr. Carter
Westminster Health Care Holdings, Plc              has been Chief Executive Officer and Managing Director of
48 Leicester Square                                Westminster Health Care Holdings, Plc, a publicly held operator of
London, UK WC 2H 7WH                               skilled-nursing facilities in the United Kingdom.

William E. Colson*                                 Director of Emeritus since November 1995.  Mr. Colson is a founder
Holiday Retirement Corp.                           of Holiday and has been its President and Chief Operating Officer
2250 McGilchrist Street, Suite 200                 since 1987.  In September 1997, he became Chief Executive Officer of
Salem, OR 97302                                    Holiday.

David T. Hamamoto*                                 Director of Emeritus since November 1997.  Mr. Hamamoto is a
Northstar Capital Partners, LLC                    partner in Northstar Capital Partners LLC, an opportunistic real estate
527 Madison Avenue, 17th Floor                     fund that he founded in July 1997.  Between 1983 and July 1997, Mr.
New York, NY 10022                                 Hamamoto was employed by Goldman Sachs, most recently as co-
                                                   founder and co-head of the Real Estate Principal Investment Area of the Whitehall Funds. Mr. Hamamoto is also Co-Chairman, Co-Chief
                                                   Executive Officer and Co-President of Northstar Capital Investment
                                                   Corporation.

Gary D. Witte                                      Joined Emeritus as Vice President, Operations in November 1996.
                                                   From 1985 to June 1996, he was Vice President of Operations,
                                                   Southern Region of Hillhaven/Vencor Corporation.  Mr. Witte held a variety of operating positions at that company for 20 years.

Kelly J. Price                                     Has served as Emeritus' Vice President since February 1997 and as
                                                   Chief Financial Officer and Secretary since September 1995.  Prior to that, from January 1995 he was Director of Finance.  From May 1994 until joining Emeritus, Mr. Price was employed at Deloitte & Touche
                                                   LLP Management Consulting, where he was a senior consultant in the real estate, health care and manufacturing industries.  Prior to that he was employed by Deloitte & Touche LLP from September 1991.  Mr.
                                                   Price owns 200 shares of ARV common stock.

Frank A. Ruffo                                     One of Emeritus' founders, Mr. Ruffo has served as its Vice President since its inception in 1993.  From August 1992 until he joined
                                                   Emeritus, Mr. Ruffo was employed by Columbia Management in special servicing related to securitized pools of mortgages.

Michelle A. Bickford                               Has served as Vice President of New Business Development since
                                                   February 1997, prior to which she served as Director of Acquisitions since July 1993.  From 1990 to July 1993, Ms. Bickford was a Senior
                                                   Accountant at National Medical Enterprises, Inc., a publicly held hospital company.

Sarah J. Curtis                                    Joined Emeritus as Vice President of Sales and Marketing in March
                                                   1997.  Prior to that, from March 1996 she was National Director of
                                                   Sales of Beverly Enterprises, Inc.  From July 1991 to February 1996,
                                                   Ms. Curtis was Regional Director of Sales and Marketing of
                                                   Hillhaven/Vencor Corporation.

James S. Keller                                    Has served as Director of Accounting and Controller since July 1994.
                                                   From February 1990 until 1994, Mr. Keller was employed by The
                                                   Meyers Associates PC, a regional public accounting firm.


               DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser are set forth below. The principal business address of each director or executive officer is Emeritus Corporation, 3131 Elliot Avenue, Suite 500, Seattle, WA 98121. Directors are identified by an asterisk. Each such person is a citizen of the United States.

                                                Position with the Purchaser; Principal Occupation or
Name                                                   Employment; Five-Year Employment History
--------------------------------          ----------------------------------------------------------------------

Raymond R. Brandstrom*                    President and Chief Executive Officer -- Mr. Brandstrom is one of the
                                          founders of Emeritus, Mr. Brandstrom has served as its President and
                                          Chief Operating Officer and as a director since its inception in 1993.
                                          From May 1992 to October 1996, Mr. Brandstrom served as President
                                          of Columbia-Pacific and Columbia Management.   From May 1992 to
                                          May 1997, Mr. Brandstrom served as Vice President and Treasurer of
                                          Columbia Winery, a company affiliated with Daniel R. Baty that is engaged in the production and sale of still table wines.

Kelly J. Price*                           Vice President and Secretary -- Mr. Price has served as Emeritus'
                                          Vice President since February 1997 and as Chief Financial Officer and
                                          Secretary since September 1995.  Prior to that, from January 1995 he was Director of Finance.  From May 1994 until joining Emeritus, Mr.
                                          Price was employed at Deloitte & Touche LLP Management
                                          Consulting, where he was a senior consultant in the real estate, health care and manufacturing industries.  Prior to that he was employed by
                                          Deloitte & Touche LLP from September 1991.




                                                                  SCHEDULE II


                TRANSACTIONS IN SHARES DURING THE PAST 60 DAYS
                         BY EMERITUS AND THE PURCHASER

               All of the purchases of Shares set forth below were made in the open market.

    Date of Transaction   Number of Shares Purchased   Price Per Share   Aggregate Purchase Price
    -------------------   --------------------------   ---------------   ------------------------
         10/23/97                  20,000                  $16.30                $326,000
         10/24/97                   7,500                  $16.05                $120,375
         10/27/97                  25,000                  $15.83                $395,750
         10/31/97                  32,000                  $14.98                $479,360
         11/4/97                   15,000                  $15.21                $228,150
         11/6/97                    5,000                  $15.44                 $77,200
         11/7/97                   14,000                  $15.44                $216,160




               Manually signed and properly completed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and/or Rights and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, bank, trust company or other nominee to the Depositary at the applicable address set forth below.

                     The Depositary for the Offer is:
                           The Bank of New York


                                 By Mail:
                       Tender & Exchange Department
                              P.O. Box 11248
                           Church Street Station
                       New York, New York 10286-1248


                          Facsimile Transmission:
                      (For Eligible Institutions Only
                              (212) 815-6213

                        For Confirmation Telephone:
                              (800) 507-9357

                       By Hand or Overnight Courier:
                       Tender & Exchange Department
                            101 Barclay Street
                        Receive and Deliver Window
                         New York, New York 10286

               Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.


                  The Information Agent for the Offer is:
                           D.F. KING & CO., INC.
                              77 Water Street
                            New York, NY 10005
                              (212) 269-5550
                         Toll Free 1-800-431-9646

              Banks and Brokerage Firms, please call collect:
                              (212) 425-1685

                   The Dealer Manager for the Offer is:

                      Deutsche Morgan Grenfell [Logo]
                            31 West 52nd Street
                         New York, New York 10019
                        (212) 469-7302 Call Collect
                       Call Toll Free (800) 334-1898